                                                              RULE NO. 424(b)(2)
                                                      REGISTRATION NO. 333-20781



PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED FEBRUARY 6, 1997)

                               4,000,000 Shares

                               THE ROUSE COMPANY

                     Series B Convertible Preferred Stock
                   (Liquidation Preference $50.00 Per Share)

                                 -----------

  Dividends on the shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") will be cumulative from the date of original issue and will be payable quarterly commencing April 1, 1997, in an amount equivalent to $3.00 per annum per share. See "Description of Series B Preferred Stock-- Dividends."

  Shares of Series B Preferred Stock are convertible at any time at the option of the holders thereof into shares of Common Stock of the Company at a conversion price of $38.125 per share of Common Stock (equivalent to a conversion rate of 1.311 shares of Common Stock for each share of Series B Preferred Stock), subject to adjustment in certain circumstances. See "Description of Series B Preferred Stock--Conversion Rights." On February 19, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange (the "NYSE") Composite Tape was $30.50 per share. See "Price Range of Common Stock and Dividends."

  The Series B Preferred Stock is not redeemable prior to April 1, 2000, and at no time will the Series B Preferred Stock be redeemable for cash. On and after April 1, 2000, the Series B Preferred Stock will be redeemable, in whole or in part, at the option of the Company, for such number of shares of Common Stock as are issuable at a conversion rate of 1.311 shares of Common Stock for each share of Series B Preferred Stock, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the NYSE Composite Tape exceeds $45.75 per share, subject to adjustment in certain circumstances. In order to exercise its redemption option, the Company must issue a press release announcing the redemption prior to the opening of business on the second trading day after the conditions in the preceding sentences have, from time to time, been met. The Series B Preferred Stock will not be entitled to the benefit of any sinking fund. See "Description of Series B Preferred Stock--Redemption."

  The Series B Preferred Stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "RSE Pr B."

                                 -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE S-5 HEREIN FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                 -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT OR
    THE ACCOMPANYING  PROSPECTUS. ANY REPRESENTATION TO THE  CONTRARY IS A
     CRIMINAL OFFENSE.
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
                                                      UNDERWRITING
                                           PRICE TO   DISCOUNTS AND PROCEEDS TO
                                            PUBLIC     COMMISSIONS   COMPANY(1)
--------------------------------------------------------------------------------
Per Share..............................     $50.00        $1.25        $48.75
--------------------------------------------------------------------------------
Total(2)...............................  $200,000,000  $5,000,000   $195,000,000

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(1) Before deducting expenses of the offering estimated at $400,000.
(2) The Company has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Series B Preferred Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $230,000,000, $5,750,000 and $224,250,000, respectively. See
    "Underwriting."

                                 -----------

  The shares of Series B Preferred Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Series B Preferred Stock will be made at the offices of Alex. Brown & Sons
Incorporated, Baltimore, Maryland, on or about February 25, 1997.

Alex. Brown & Sons
      INCORPORATED
                           Goldman, Sachs & Co.

                                                            Merrill Lynch & Co.

         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS FEBRUARY 20, 1997.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF SERIES B PREFERRED STOCK OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including notes thereto, and other data included elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Unless otherwise specified, (i) references herein to "Rouse" or "the Company" refer to The Rouse Company and its consolidated subsidiaries and (ii) information in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  The Company is one of the largest publicly-traded (NYSE:RSE) real estate companies in the United States, with a total stock market capitalization exceeding $2 billion as of February 19, 1997. The Company develops, acquires, owns and manages income-producing properties across the United States. At February 19, 1997, the Company managed a portfolio of operating properties consisting of retail centers and office, mixed-use and other properties totaling approximately 59 million square feet in more than 200 buildings. The Company also develops and sells land almost exclusively related to two large-scale community development projects, Columbia, Maryland and Las Vegas (Summerlin), Nevada.

                                  THE OFFERING

Securities Offered..........  4,000,000 shares of Series B Convertible
                              Preferred Stock (the "Series B Preferred Stock").

Dividends...................  Cumulative at the annual rate of 6.0% per share on the liquidation preference of the Series B Preferred Stock payable quarterly, commencing April 1, 1997. See "Description of Series B Preferred Stock--Dividends."

Liquidation Preference......  $50.00 per share, plus an amount equal to accrued and unpaid dividends (whether or not earned or declared). See "Description of Series B Preferred Stock--Liquidation Preference."

Conversion Rights...........  The Series B Preferred Stock is convertible, in whole or in part, at the option of the holder at any time, unless previously redeemed, into shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at a conversion price of $38.125 per share of Common Stock (equivalent to a conversion rate of 1.311 shares of Common Stock per share of Series B Preferred Stock), subject to adjustment in certain circumstances (the "Conversion Price"). See "Description of Series B Preferred Stock-- Conversion Rights" and "--Conversion Price Adjustments."

Redemption at Option of the
 Company....................  The Series B Preferred Stock is not redeemable prior to April 1, 2000, and at no time will the Series B Preferred Stock be redeemable for cash. On and after April 1, 2000, the Series B Preferred Stock will be redeemable by the Company, in whole or in part, at the option of the Company, for such number of shares of Common Stock as are issuable at a conversion rate of

                              1.311 shares of Common Stock for each share of Series B Preferred Stock, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the NYSE exceeds $45.75 per share, subject to adjustment in certain circumstances. In order to exercise its redemption option, the Company must issue a press release announcing the redemption prior to the opening of business on the second trading day after the conditions described in the preceding sentences have, from time to time, been met, but may not issue any such press release prior to February 1, 2000. See "Description of Series B Preferred Stock--Redemption."

Voting Rights...............  If dividends on the Series B Preferred Stock or any series of Preferred Stock ranking on a parity with the Series B Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up ("Parity Stock") are in arrears for six quarterly dividend periods, holders of the Series B Preferred Stock (voting separately as a class together with holders of shares of any Parity Stock) will have the right to elect two additional directors to serve on the Company's Board of Directors until such dividend arrearage is eliminated. In addition, certain changes that would be materially adverse to the rights of holders of the Series B Preferred Stock or Parity Stock cannot be made without the affirmative vote of holders of two-thirds of the shares of Series B Preferred Stock and the shares of Parity Stock, voting as a single class, entitled to be cast thereon. See "Description of Series B Preferred Stock--Voting Rights."

Ranking.....................  The Series B Preferred Stock will rank senior to the Company's Increasing Rate Cumulative
                              Preferred Stock, par value $0.01 per share (the "Increasing Rate Preferred Stock"), if issued, the Company's 10.25% Junior Preferred Stock, 1996 Series, par value $0.01 per share (the "Junior Preferred Stock"), and the Common Stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up. See "Description of Series B Preferred Stock-- Ranking" and "Description of Common Stock."

NYSE Listing................  The Series B Preferred Stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "RSE Pr B." The shares of Common Stock issuable upon conversion or redemption of the Series B Preferred Stock are listed on the NYSE.

Use of Proceeds.............  The net proceeds from the Offering will be used primarily as equity in retail center expansions, new development projects or acquisition opportunities and to repay property debt. Any remaining net proceeds will be used for general corporate purposes.

                                 RISK FACTORS

  Prospective purchasers of the Series B Preferred Stock should carefully review the information contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and should particularly consider the following matters:

REAL ESTATE DEVELOPMENT AND INVESTMENT RISKS

  General. Real property investments are subject to varying degrees of risk. Revenues and property values may be adversely affected by the general economic climate, the local economic climate and local real estate conditions, including (i) the perceptions of prospective tenants or purchasers of the attractiveness of the property; (ii) the ability to provide adequate management, maintenance and insurance; (iii) the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise; and (iv) increased operating costs. Real estate values may also be adversely affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

  Development Risks. New project development is subject to a number of risks, including risks of availability of financing, construction delays or cost overruns that may increase project costs, risks that the properties will not achieve anticipated occupancy or sales levels or sustain anticipated lease or sales levels, and new project commencement risks such as receipt of zoning, occupancy and other required governmental permits and authorizations and the incurrence of development costs in connection with projects that are not pursued to completion.

  A significant portion of the Company's properties is geographically concentrated. The Company's land sales, for instance, relate primarily to land in and around Columbia, Maryland, and Las Vegas, Nevada. These sales are affected by the economic climate in Howard County, Maryland, the Baltimore-Washington area and the greater Las Vegas, Nevada area, and by local real estate conditions and other factors, including applicable zoning laws and the availability of financing for residential development. Similarly, most of the office/industrial buildings that the Company manages are located in the Baltimore-Washington corridor, including Columbia, Maryland, and the greater Las Vegas, Nevada metropolitan area. Due to the geographic concentration of this portfolio, the Company's operating results in managing these buildings and selling property for development depend especially on the local economic climate and real estate conditions, including the availability of comparable, competing buildings and properties. See "--Risks Relating to Nevada Properties."

  Illiquidity of Real Estate Investments. Real estate investments are relatively illiquid and therefore may tend to limit the ability of the Company to react promptly in response to changes in economic or other conditions.

  Dependence on Rental Income from Real Property. The Company's cash flow and results of operations would be adversely affected if a significant number of tenants were unable to meet their obligations or if the Company were unable to lease a significant amount of space in its income-producing properties on economically favorable lease terms. In the event of a default by a tenant, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. The bankruptcy or insolvency of a major tenant may have an adverse effect on an income-producing property.

  Effect of Uninsured Loss. The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its properties with insured limits and policy specifications that it believes are customary for similar properties. There are, however, certain types of losses (generally of a catastrophic nature, such as wars or earthquakes) which may be either uninsurable, or, in the Company's judgment, not economically insurable. Should an uninsured loss occur, the Company could lose both its invested capital in and anticipated profits from the affected property.

ENVIRONMENTAL MATTERS

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances on, under, in or migrating from such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to remediate properly such substances when present, may adversely affect the owner's ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediation of such wastes at the disposal or treatment facility, regardless of whether such facility is owned or operated by such person. Other federal, state and local laws, ordinances and regulations require abatement or removal of certain asbestos-containing materials in the event of demolition or certain renovations or remodeling, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

  Certain of the Company's properties contain underground storage tanks which are subject to strict laws and regulations designed to prevent leakage or other releases of hazardous substances into the environment. In connection with its ownership, operation and management of such properties, the Company could be held liable for the environmental response costs associated with the release of such regulated substances or related claims. In addition to remediation actions brought by federal, state and local agencies, the presence of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs. Such claims could result in costs or liabilities which could exceed the value of such property. The Company is not aware of any notification by any private party or governmental authority of any non-compliance, liability or other claim in connection with environmental conditions at any of its properties that it believes will involve any expenditure which would be material to the Company, nor is the Company aware of any environmental condition with respect to any of its properties that it believes will involve any such material expenditure. However, there can be no assurance that any such non-compliance, liability, claim or expenditure will not arise in the future.

COMPETITION

  There are numerous other developers, managers and owners of real estate that compete with the Company in seeking management and leasing revenues, land for development, properties for acquisition and disposition and tenants for properties, and there can be no assurance that the Company will successfully respond to or manage competitive conditions.

CHANGES IN ECONOMIC CLIMATE

  The Company's business and operating results can be adversely affected by changes in the economic environment generally. For example, an increase in interest rates will affect the interest payable on the Company's outstanding floating rate debt and may result in increased interest expense if debt is refinanced at higher interest rates. Moreover, in a recessionary economy, credit conditions may be inflexible and consumer spending conservative, which could adversely affect the Company's revenue from its retail centers.

  The Company makes limited use of interest rate exchange agreements, including interest rate caps and swaps, primarily to manage interest rate risk associated with variable rate debt. Under interest rate cap agreements, the Company makes initial premium payments to the counterparties in exchange for the right to receive payments from them if interest rates on the related variable rate debt exceed specified levels during the agreement period. Premiums paid are amortized to interest expense over the terms of the agreements using the interest method, and payments receivable from the counterparties are accrued as reductions of interest expense. Under interest rate swap agreements, the Company and the counterparties agree to exchange the difference between fixed rate and variable rate interest amounts calculated by reference to specified notional principal amounts during the agreement period. Notional principal amounts are used to express the volume of these transactions, but the cash requirements and amounts subject to credit risk are substantially less. Amounts receivable or payable under swap agreements are accounted for as adjustments to interest expense on the related debt.

  Parties to interest rate exchange agreements are subject to market risk for changes in interest rates and risk of credit loss in the event of nonperformance by the counterparties. Although the Company deals only with highly rated financial institution counterparties (which, in certain cases, are also the lenders on the related debt) and does not expect that any counterparties will fail to meet their obligations, there can be no assurance that this will not occur.

  At September 30, 1996, the Company had outstanding approximately $450,054,000 aggregate principal amount of variable rate debt (16% of total debt). Of such variable rate debt, 41% was subject to interest rate cap or interest rate swap agreements.

RECENT OPERATING RESULTS AND OTHER DATA AND CAPITAL STRUCTURE OF THE COMPANY

  The Company incurred net losses per share of Common Stock in 1995 and in each of the preceding three years, and its combined fixed charges and Preferred Stock dividend requirements exceeded its earnings in 1995 and in each of the preceding four years. While net cash provided by the Company's operating activities has generally been increasing during these periods and for the nine months ended September 30, 1996, its net earnings (loss) is affected significantly by noncash charges (primarily depreciation of property, amortization of deferred costs of projects and net provisions for losses on dispositions of properties) which reduce reported earnings under generally accepted accounting principles. In addition, the Company has a relatively high ratio of debt, including capital leases, to total capital (approximately 90% on a historical cost basis at September 30, 1996), and a substantial portion (approximately 72% at September 30, 1996) of the debt consists of fixed rate nonrecourse loans collateralized by operating properties.

RISKS RELATING TO NEVADA PROPERTIES

  General. The Company owns approximately 3.1 million rentable square feet, the Tournament Players Club golf club at Summerlin and approximately 19,000 acres of development and investment land located in Nevada. These properties could be adversely affected by the following risks.

  Water Availability in the Las Vegas Metropolitan Area. The Las Vegas metropolitan area is a desert environment where the ability to develop real estate is largely dependent on the continued availability of water. The Las Vegas metropolitan area has a limited supply of water to service future development and it is uncertain whether the metropolitan area will be successful in obtaining new sources of water. If the Las Vegas metropolitan area does not obtain new sources of water, development activities could be materially hindered.

  Air Quality. The Las Vegas Valley is classified as a moderate carbon monoxide and a serious PM-10 nonattainment area by the U.S. Environmental Protection Agency ("EPA"). The EPA is currently assessing whether the Las Vegas Valley meets certain regulatory requirements with respect to levels of ozone. Efforts are underway to develop air quality plans to achieve and maintain applicable EPA standards. However, there are also ongoing efforts to relax certain requirements under the Clean Air Act and to modify the EPA's authority thereunder. The outcome of these efforts may significantly affect real estate development activities in the Las Vegas Valley.

  Availability of Infrastructure. As with most growing communities, the rate of growth in the Las Vegas metropolitan area is straining the capacity of the community's infrastructure, particularly with respect to schools, water delivery systems, transportation, flood control and sewage treatment. Certain responsible federal, state and local government agencies finance the construction of infrastructure improvements through a variety of means, including general obligation bond issues, some of which are subject to voter approval. The failure of these agencies to obtain financing for or to complete such infrastructure improvements could materially delay development in the area or materially increase development costs through the imposition of impact fees and other fees and taxes, or require the construction or funding of portions of such infrastructure. The availability of infrastructure or water has not had a negative impact on the Company's development or investment activities to date.

  Non-Nevada Gaming. Until this decade, the gaming industry was principally limited to the traditional markets of Nevada and New Jersey. Several states, however, have legalized casino gaming and other forms of gambling in recent years. In addition, several states have negotiated compacts with Indian tribes pursuant to the Indian Gaming Regulatory Act of 1988 that permit certain forms of gaming on Indian lands. These additional gaming venues create alternative destinations for gamblers and tourists who might otherwise have visited Las Vegas. The Company is not able to determine whether current or future legalized gaming venues will have an adverse impact on the Las Vegas economy and thereby adversely affect the Company's properties in the Las Vegas area.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

  This Prospectus Supplement, including the documents incorporated by reference herein and in the accompanying Prospectus, contain forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified above, which could cause actual results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements, which speak only as of the dates on which they were made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company--General," "--Operating Results" and "--Financial Condition, Liquidity and Capital Resources."

                                  THE COMPANY

  The Rouse Company is one of the largest publicly-traded (NYSE, RSE) real estate companies in the United States, with a total stock market capitalization exceeding $2 billion as of February 19, 1997. The Company develops, acquires, owns and manages income-producing properties across the United States. The Company also develops and sells land almost exclusively related to two large-scale community development projects located in Columbia, Maryland and Summerlin, Nevada.

OPERATING PROPERTIES

  The Company manages a portfolio of operating properties totaling approximately 59 million square feet in more than 200 buildings, classified into two business categories: (i) retail centers and (ii) office, mixed-use and other properties. The majority of the Company's revenues and Earnings Before Depreciation and Deferred Taxes ("EBDT") is derived from its retail centers, particularly those in which the Company has a significant ownership interest. The 58 retail centers include 42 centers where the Company has ownership interests ranging from 30% to 100%. In the remaining 16 centers, the Company's ownership interest is generally 10% or less, and the Company normally receives fees for management, leasing and development activities and an incentive participation in the growth of the centers' cash flows and values. In 1995, 73.1% of total revenues and 87.7% of EBDT, before deducting development and corporate expenses, were derived from retail centers.

  Retail Centers. Major retail properties owned and managed by the Company include Willowbrook, Woodbridge Center and Paramus Park in New Jersey and Faneuil Hall Marketplace, South Street Seaport and Harborplace in the downtowns of Boston, New York and Baltimore, respectively. The Company manages 58 regional retail centers and ten community centers totaling 44,458,000 square feet of space, including 141 department stores and 19,292,000 square feet of small store gross leasable area. The 58 regional retail centers include 49 regional malls (16,754,000 square feet of mall space) that primarily are in the suburbs of major metropolitan areas and typically have three or more department stores attached, and also include nine specialty retail centers (1,654,000 square feet) that are in the downtowns of major cities and do not have department stores attached. Since the department stores generally own their own space, substantially all of the Company's retail revenues are generated by the small store mall space, which typically has occupancy levels (90.6% at December 31, 1996) among the highest in the industry. The ten community centers total 884,000 square feet and are located in Columbia, Maryland (9) and Summerlin, Nevada (1).

  Office, Mixed-Use and Other Properties. The Company manages more than 100 office/ industrial buildings totaling 14,673,000 square feet (13,372,000 square feet of office/industrial space and 1,301,000 square feet of retail space in five mixed-use projects). Of this total square footage, 1,858,000 square feet is located in seven buildings which are part of the five major mixed-use projects (Arizona Center in Phoenix, Westlake Center in Seattle, Pioneer Place in Portland, and The Gallery at Harborplace and The Village of Cross Keys, both in Baltimore). These five mixed-use projects include the 1,301,000 square feet of retail space (636,000 square feet of mall store space). Of the remaining 11,514,000 square feet of office space, 2,452,000 square feet is located in Columbia in projects that are wholly-owned; 728,000 square feet is located in Owings Mills, Maryland in four buildings that are jointly-owned; 501,000 square feet is located at or near retail centers; 3,225,000 square feet is in the wholly-owned portfolio acquired in the Hughes transaction (See "Recent Developments"), and is located in Las Vegas (2,510,000), Summerlin (432,000) or Los Angeles (283,000); and the remaining 4,608,000 square feet is primarily located in the Baltimore-Washington corridor and is part of a joint venture owned by the Company (5%) and Teachers Insurance and Annuity Association of America (95%).

  The Company owns and manages two hotels, one each in Baltimore and Columbia, and has an ownership interest in one additional hotel in Baltimore.

LAND SALES

  The Company, through its subsidiaries and affiliates, develops and sells land in and around Columbia, Maryland, which is a new town launched by the Company in 1962. Today, Columbia has a population of nearly 85,000 and is home to 2,500 businesses which employ 60,000 people. There are presently approximately 2,000 acres of net saleable land available for residential, commercial and industrial uses. Subsidiaries of the Company may develop and own certain projects in Columbia, primarily retail centers and office buildings.

  The Company also develops and sells land in and around Las Vegas, Nevada, primarily in the new community of Summerlin, as a result of the Hughes acquisition. Summerlin is approximately 15-20 minutes northwest of the Las Vegas "Strip." It was the best selling new community in the United States in each year, 1992-1996. Originally 22,510 acres, Summerlin currently has approximately 16,500 developable acres remaining and a population of 25,000 people out of a projected 160,000 at completion. As in Columbia, the Company may develop and own certain projects in Summerlin, primarily retail centers and office buildings.

DEVELOPMENT AND ACQUISITION ACTIVITIES

  The majority of the Company's operating properties were developed by the Company or its subsidiaries. The Company has announced that it is developing a major new regional shopping center in Orlando, Florida (The Marketplace), and is expanding numerous existing retail centers: Beachwood Place in Cleveland; Perimeter Mall in Atlanta; Northwest Arkansas Mall in Fayetteville; Oakwood Center in suburban New Orleans; Plymouth Meeting in Plymouth Meeting, Pennsylvania; The Mall in Columbia, in Columbia, Maryland; Augusta Mall in Augusta, Georgia; Echelon Mall in Voorhees, New Jersey; and Owings Mills in Baltimore, Maryland. In addition, the Company has recently acquired an interest in Collin Creek Mall in Plano, Texas and the remaining unowned partnership interests in Santa Monica Place in Santa Monica, California, Paramus Park in Paramus, New Jersey, Beachwood Place in Cleveland, Ohio and Augusta Mall in Augusta, Georgia. The Company is developing three new community centers, River Hill Village Center in Columbia, Maryland, The Village Center at The Trails in Summerlin, Nevada and Fairwood Village Center in Fairwood, Maryland. Also underway is an expansion of the retail space in the mixed-use project, Pioneer Place, in Portland, Oregon and investigations regarding additional new retail center development, expansions and potential acquisitions. Any such new retail center developments, expansions or acquisitions will be funded using cash generated from operations, from the issuance of additional equity securities or from the proceeds of any additional indebtedness.

RECENT DEVELOPMENTS

  On June 12, 1996, The Rouse Company completed the acquisition, through merger, of The Hughes Corporation and Howard Hughes Properties, Limited Partnership (collectively "Hughes") from the heirs of the late Howard R. Hughes, Jr.

  The Hughes assets include: four large-scale, master-planned business parks (three in Las Vegas and one in Los Angeles), which include 2,583,000 square feet of commercial space and approximately 350 acres for future development; a 75 percent partnership interest in an 840,000 square foot premier regional shopping center, Fashion Show Mall, located on the "Strip" in Las Vegas; a 22,510 acre master-planned, new community development project, Summerlin, which extends from northwest Las Vegas west to the Spring Mountain Range; and a number of other land parcels and commercial buildings in both Nevada and the Los Angeles area.

  The purchase price was approximately $533 million, comprised of $178 million of common stock of the Company (7,742,884 shares valued at $23 per share) and $355 million of debt and other liabilities (net of certain receivables and other assets acquired) incurred or assumed by the Company. Additional shares of common stock of the Company may be issued to the Hughes heirs based on the values of certain specified assets at various "termination" dates over a 14-year period and net cash flows generated from the development or sale of those assets prior to the termination dates.

PROJECTS OF THE COMPANY

  The following table sets forth information with respect to the Company's (i) regional retail centers in operation, (ii) community centers in operation,
(iii) regional retail centers under construction or in development, (iv) community centers under construction or in development, (v) mixed-use projects retail space in operation, (vi) mixed-use project retail space under construction or in development, (vii) mixed-use projects office space in operation, (viii) hotel projects in operation, (ix) Columbia office projects in operation, (x) Hughes commercial properties in operation, (xi) Hughes properties under construction or in development, (xii) other office projects in operation, (xiii) office projects owned by Rouse-Teachers Properties, Inc. and (xiv) industrial projects owned by Rouse-Teachers Properties, Inc.

RETAIL CENTERS

                                                                         RETAIL SQUARE FOOTAGE
                               DATE OF                                   ---------------------
         REGIONAL            OPENING OR                                     TOTAL      MALL
RETAIL CENTERS IN OPERATION  ACQUISITION        DEPARTMENT STORES          CENTER      ONLY
---------------------------  -----------        -----------------        ----------- ---------
Almeda Mall,
 Houston, TX(a).........        10/68    Foley's; JCPenney                   802,000   294,000
Augusta Mall,
 Augusta, GA(a).........         8/78    Rich's; R.H. Macy; JCPenney;        902,000   313,000
                                          Sears
Bayside Marketplace,
 Miami, FL(b)...........         4/87                  --                    223,000   223,000
Beachwood Place,
 Cleveland, OH(a).......         8/78    Saks Fifth Avenue; Dillard's        453,000   228,000
Burlington Center,
 Burlington, NJ(d)......         8/82    Strawbridge & Clothier; Sears,      669,000   246,000
                                          JCPenney
Cherry Hill,
 Cherry Hill, NJ(a).....        10/61    Strawbridge & Clothier; R.H.      1,285,000   544,000
                                          Macy; JCPenney
The Citadel,
 Colorado Springs,
 CO(d)..................         8/80    Mervyn's; JCPenney; Foley's;      1,128,000   460,000
                                          Dillard's
College Square,
 Cedar Falls, IA(d).....         8/80    Von Maur; Younkers; Wal-Mart        560,000   313,000

Collin Creek Mall,
 Plano, TX(b)...........         9/95    Dillard's; Foley's; Sears;        1,123,000   333,000
                                          JCPenney; Mervyn's
The Mall in Columbia,
 Columbia, MD(a)........         8/71    Hecht's; Sears; JCPenney            876,000   421,000
Eastfield Mall,
 Springfield, MA(a).....         4/68    Sears; Filene's; JCPenney           674,000   217,000

Echelon Mall,
 Voorhees, NJ(a)........         9/70    Strawbridge & Clothier;           1,065,000   481,000
                                          JCPenney; Boscov's
Exton Square,
 Exton, PA(a)...........         3/73    Strawbridge & Clothier              443,000   253,000
Faneuil Hall
 Marketplace,
 Boston, MA(a)..........         8/76                  --                    215,000   215,000
Fashion Show Mall,
 Las Vegas, NV(b).......         6/96    R.H. Macy; Dillard's; Neiman-       840,000   308,000
                                          Marcus; Saks Fifth Avenue;
                                          Robinson's-May

                                                                         RETAIL SQUARE FOOTAGE
                               DATE OF                                   ---------------------
         REGIONAL            OPENING OR                                     TOTAL      MALL
RETAIL CENTERS IN OPERATION  ACQUISITION        DEPARTMENT STORES          CENTER      ONLY
---------------------------  -----------        -----------------        ----------- ---------
Franklin Park,
 Toledo, OH (b).........         7/71    Hudson's; JCPenney; Jacobson's;   1,082,000   313,000
                                         Lion
The Gallery at Market
 East,
 Philadelphia, PA
 (a)(c).................         8/77    Strawbridge & Clothier; Clover    1,320,000   360,000
Governor's Square,
 Tallahassee, FL (b)....         8/79    Burdine's; Sears; JCPenney;       1,031,000   340,000
The Grand Avenue,                         Dillard's
 Milwaukee, WI (a)......         8/82    Marshall Field; The Boston          842,000   242,000
Greengate Mall,                           Store
 Greensburg, PA (a).....         8/65    Lazarus; Montgomery Ward            612,000   233,000
Harborplace,
 Baltimore, MD (a)......         7/80    --                                  136,000   136,000
Harundale Mall,
 Glen Burnie, MD (b)            10/58    Value City                          309,000   232,000
Highland Mall,
 Austin, TX (a).........         8/71    Dillard's; JCPenney; Foley's      1,099,000   367,000
Hulen Mall,
 Ft. Worth, TX (a)......         8/77    Foley's; Montgomery Ward;           924,000   327,000
                                         Dillard's
The Jacksonville
 Landing,
 Jacksonville, FL (a)...         6/87    --                                  128,000   128,000
Mall St. Matthews,
 Louisville, KY (a).....         3/62    JCPenney; Bacon's Dillard's       1,092,000   353,000
Marshall Town Center,
 Marshalltown, IA (d)...         8/80    JCPenney; Stage; Younkers;          340,000   141,000
                                         Menard's
Midtown Square,
 Charlotte, NC (a)......        10/59    Burlington Coat Factory             235,000   190,000
Mondawmin (a)/Metro
 Plaza,                         1/78;    --
 Baltimore, MD (b)......        12/82                                        496,000   496,000
Muscatine Mall,
 Muscatine, IA (d)......         8/80    JCPenney; Wal-Mart                  347,000   178,000
The Shops at National
 Place,
 Washington, D.C.
 (a)(c).................         5/84    --                                  125,000   125,000
North Grand,
 Ames, IA (d)...........         8/80    JCPenney; Sears; Younkers           350,000   157,000
North Star,
 San Antonio, TX (b)....         9/60    Dillard's; Foley's; Saks Fifth    1,288,000   487,000
                                          Avenue; Marshall Field; Mervyn's
Northwest Arkansas Mall,
 Fayetteville, AR (d)...         8/80    JCPenney; Sears; Dillard's          814,000   242,000
Northwest Mall,
 Houston, TX (a)........        10/68    Foley's; JCPenney                   800,000   292,000
Oakwood Center,
 Gretna, LA (a).........        10/82    Sears; Dillards; Mervyn's;          960,000   362,000
                                          Maison Blanche
Owings Mills,
 Baltimore, MD (a)......         7/86    R.H. Macy; Hecht's                  809,000   325,000

                                                                         RETAIL SQUARE FOOTAGE
                               DATE OF                                   ---------------------
         REGIONAL            OPENING OR                                    TOTAL       MALL
RETAIL CENTERS IN OPERATION  ACQUISITION        DEPARTMENT STORES          CENTER      ONLY
---------------------------  -----------        -----------------        ---------- ----------
Paramus Park,
 Paramus, NJ (a)..........       3/74    Sears; R.H. Macy                   755,000    279,000
Perimeter Mall,
 Atlanta, GA (b)..........       8/71    Rich's; JCPenney; R.H. Macy      1,224,000    444,000
Plymouth Meeting,
 Plymouth Meeting, PA
 (a)......................       2/66    Strawbridge & Clothier;            784,000    415,000
                                          Boscov's
Randhurst,
 Mt. Prospect, IL (d).....       7/81    Carson, Pirie, Scott; JCPenney;  1,324,000    591,000
Ridgedale Center,                         Montgomery Ward; Kohls

 Minnetonka, MN (d).......       1/89    Dayton's; JCPenney; Sears        1,039,000    334,000
Riverwalk,
 New Orleans, LA (a)......       8/86                  --                   179,000    179,000
St. Louis Union Station,
 St. Louis, MO (a)........       8/85                  --                   172,000    172,000
Salem Center,
 Salem, OR (d)............       6/90    Meier & Frank; JCPenney;           649,000    211,000
                                          Mervyn's; Nordstrom
Salem Mall,
 Dayton, OH (a)...........      10/66    Lazarus; Sears; JCPenney           817,000    312,000
Santa Monica Place,
 Santa Monica, CA (a).....      10/80    The Broadway; Robinson's-May       570,000    287,000
Sherway Gardens,
 Toronto, ONT (c).........      12/78    Eaton's; The Bay                   968,000    524,000
Southland, Taylor, MI
 (d)......................       1/89    Hudson's; Mervyn's; JCPenney       903,000    320,000
South Street Seaport,
 New York, NY (a).........       7/83                  --                   257,000    257,000
Staten Island Mall,
 Staten Island, NY (d)....      11/80    Sears; R.H. Macy; JCPenney       1,224,000    618,000
Tampa Bay Center,
 Tampa, FL (b)............       8/76    Burdine's; Sears; Montgomery       883,000    325,000
Town and Country Center,                  Ward
 Miami, FL (c)............       2/88    Sears; Marshalls; Mervyn's         645,000    467,000
Underground Atlanta,
 Atlanta, GA (c)..........       6/89                  --                   219,000    219,000
Westland Mall,
 West Burlington, IA (d)..       8/80    JCPenney; Younkers                 344,000    175,000
White Marsh,
 Baltimore, MD (a)........       8/81    R.H. Macy; Sears; JCPenney;      1,178,000    359,000
Willowbrook,                              Hecht's
 Wayne, NJ (b)............       9/69    R.H. Macy; Sears; Stern's        1,499,000    485,000
Woodbridge Center,
 Woodbridge, NJ (a).......       3/71    JCPenney; Sears; Stern's;        1,544,000    560,000
                                          Fortunoff                      ---------- ----------
  Total Regional Retail
   Centers in Operation...                                               43,574,000 18,408,000
                                                                         ========== ==========

                                                                        SQUARE
 COMMUNITY CENTERS IN OPERATION               LOCATION                 FOOTAGE
 ------------------------------             -------------             ----------
 Dobbin Center(b)...............             Columbia, MD                219,000
 Dorsey Search Village
  Center(a).....................             Columbia, MD                 86,000
 Gateway Plaza(a)...............             Columbia, MD                 24,000
 Harper's Choice Village
  Center(a).....................             Columbia, MD                 81,000
 Hickory Ridge Village
  Center(a).....................             Columbia, MD                 97,000
 King's Contrivance Village
  Center(a).....................             Columbia, MD                107,000
 Long Reach Village Center(a)...             Columbia, MD                 77,000
 Oakland Mills Village
  Center(a).....................             Columbia, MD                 62,000
 Wilde Lake Village Center(a)...             Columbia, MD                 95,000
 The Pueblo at Summerlin(b).....            Summerlin, NV                 36,000
                                                          ----------  ----------
 Total Community Centers in
  Operation.....................                             884,000     884,000
                                                          ----------  ----------
 Total Retail Centers in
  Operation.....................                          44,458,000* 19,292,000*
                                                          ==========  ==========

--------
* Does not include 1,301,000 and 636,000 square feet, respectively of retail space included in mixed-used projects (see following section).

                                                            RETAIL SQUARE FOOTAGE
                                                            ---------------------
     REGIONAL RETAIL CENTERS UNDER                             TOTAL      MALL
     CONSTRUCTION OR IN DEVELOPMENT      DEPARTMENT STORES    CENTER      ONLY
     ------------------------------      ------------------ ----------- ---------
The Marketplace at Oviedo Crossing,
 Orlando, FL............................ Dillard's; Gayfers     700,000   300,000
Beachwood Place Expansion, Cleveland,
 OH..................................... Nordstrom              462,000   120,000
Northwest Arkansas Mall Expansion,
 Fayetteville, AR....................... --                      35,000    35,000
Oakwood Center Expansion, Gretna, LA.... JCPenney               125,000       --
Plymouth Meeting Expansion, Plymouth
 Meeting, PA............................ United Artists          48,000    48,000
Perimeter Mall Expansion, Atlanta, GA... Nordstrom              240,000    15,000
The Mall In Columbia Expansion,
 Columbia, MD........................... Nordstrom              220,000    50,000
Augusta Mall Expansion, Augusta, GA..... JB White               160,000       --
Echelon Mall Expansion, Vorhees, NJ..... Sears                  140,000       --
Owings Mills Expansion, Baltimore, MD... Sears                  120,000       --
                                                            ----------- ---------
  Total Regional Retail Centers Under
   Construction or in Development.......                      2,250,000   568,000
                                                            ----------- ---------

                    COMMUNITY CENTERS UNDER
                CONSTRUCTION OR IN DEVELOPMENT
                ------------------------------
River Hill Village Center, Columbia, MD(b).....................    94,000  94,000
The Village Center at The Trails, Las Vegas, NV(a).............   175,000 175,000
Fairwood Village Center, Fairwood, MD(a).......................    80,000  80,000
                                                                --------- -------
  Total Retail Centers Under Construction or in Development.... 2,599,000 917,000
                                                                ========= =======

OFFICE, MIXED-USE AND OTHER PROPERTIES

                                                             RETAIL SQUARE FOOTAGE
                                                             ---------------------
                     MIXED-USE PROJECTS                         TOTAL      MALL
                 RETAIL SPACE IN OPERATION                     CENTER      ONLY
                 -------------------------                   ----------- ---------
The Shops at Arizona Center, Phoenix, AZ(a).................     151,000   151,000
The Gallery At Harborplace, Baltimore, MD(a)................     139,000   139,000
Pioneer Place, Portland, OR(a)..............................     220,000   160,000
Village of Cross Keys, Baltimore, MD(a).....................      68,000    68,000
Westlake Center, Seattle, WA(b).............................     723,000   118,000
                                                             ----------- ---------
  Total Mixed-Use Project Retail Space in Operation.........   1,301,000   636,000
                                                             =========== =========

      MIXED-USE PROJECT                                      RETAIL SQUARE FOOTAGE
      RETAIL SPACE                                           ---------------------
      UNDER CONSTRUCTION OR                                     TOTAL      MALL
      IN DEVELOPMENT                                           CENTER      ONLY
      ---------------------                                    ------   ----------
  Pioneer Place Expansion, Portland, OR....................    150,000    150,000
                                                            ========== ==========

       MIXED-USE PROJECTS
          OFFICE SPACE
          IN OPERATION                                           SQUARE FOOTAGE
       ------------------                                        --------------
One Arizona Center, Phoenix, AZ (a).............................        330,000
Two Arizona Center, Phoenix, AZ (a).............................        449,000
Legg Mason Tower, Baltimore, MD (a).............................        265,000
Pioneer Place, Portland, OR (a).................................        283,000
Quadrangle at Cross Keys, Baltimore, MD (a).....................        110,000
Village Square at Cross Keys, Baltimore, MD (a).................         79,000
Westlake Center, Seattle, WA (b)................................        342,000
                                                                      ---------
  Total Mixed-Use Projects Office Space in Operation............      1,858,000
                                                                      =========

   HOTEL PROJECTS IN OPERATION                              LOCATION    ROOMS
   ---------------------------                            ------------- -----
Cross Keys Inn (a)....................................... Baltimore, MD  148
Renaissance Hotel........................................ Baltimore, MD  622
Columbia Inn (a).........................................  Columbia, MD  289

   COLUMBIA OFFICE PROJECTS IN OPERATION           TYPE OF PROJECT SQUARE FEET
   -------------------------------------           --------------- -----------
10 Corporate Center (a)...........................     Office          89,000
20 Corporate Center (a)...........................     Office         105,000
30 Corporate Center (a)...........................     Office         134,000
American City Building (a)........................     Office         111,000
Columbia Center Building (a)......................     Office          44,000
Dorsey's Search Office Building (a)...............     Office          20,000
Exhibit Building (a)..............................     Office          20,000
Parkside (a)......................................     Office         112,000
RWD Building (a)..................................     Office         137,000
Re/Max Building (a)...............................     Office          39,000
Reliance Building (a).............................     Office          38,000
The Ryland Group Headquarters (a).................     Office         167,000
Oakland Building (a).............................. R&D/Industrial     145,000
Gateway Commerce Center 2 & 20 (a)................   Industrial     1,291,000
                                                                    ---------
  Total Columbia Office Projects in Operation.....                  2,452,000
                                                                    =========

           HUGHES COMMERCIAL PROPERTIES
                   IN OPERATION                       LOCATION    SQUARE FOOTAGE
           ----------------------------             ------------- --------------
HUGHES CENTER
3720 Howard Hughes Parkway (a)..................... Las Vegas, NV         38,000
3753-63 Howard Hughes Parkway (a).................. Las Vegas, NV        121,000
3770 Howard Hughes Parkway (b)..................... Las Vegas, NV         64,000
3773 Howard Hughes Parkway (a)..................... Las Vegas, NV        165,000
3800 Howard Hughes Parkway (a)..................... Las Vegas, NV        259,000
3930 Howard Hughes Parkway (b)..................... Las Vegas, NV         86,000
Nicky Blair's (a).................................. Las Vegas, NV         10,000
Fog City Diner (a)................................. Las Vegas, NV          6,000
Cozymel's (a)...................................... Las Vegas, NV          9,000
Prime Rib (a)...................................... Las Vegas, NV         16,000
                                                                       ---------
                                                                         774,000
                                                                       =========
HUGHES AIRPORT CENTER
955 Grier Drive (a)................................ Las Vegas, NV         46,000
901 Grier Drive (a)................................ Las Vegas, NV         31,000
3871 Grier Drive (a)............................... Las Vegas, NV         53,000
6700 S. Paradise (a)............................... Las Vegas, NV         53,000
6A 1111 Grier Drive (a)............................ Las Vegas, NV         29,000
6B 1181 Grier Drive (a)............................ Las Vegas, NV         65,000
1151 Grier Drive (a)............................... Las Vegas, NV        102,000
950 Grier Drive (a)................................ Las Vegas, NV         27,000
900 Grier Drive (a)................................ Las Vegas, NV         11,000
955 Kelly Johnson Drive (a)........................ Las Vegas, NV         11,000
950 Pilot Road (a)................................. Las Vegas, NV         84,000
890 Pilot Road (a)................................. Las Vegas, NV         88,000
6590 Bermuda Road (a).............................. Las Vegas, NV        133,000
6600 Bermuda Road (a).............................. Las Vegas, NV         33,000
839 Pilot Road (a)................................. Las Vegas, NV         47,000
815 Pilot Road (a)................................. Las Vegas, NV         55,000
831 Pilot Road (a)................................. Las Vegas, NV         35,000
823 Pilot Road (a)................................. Las Vegas, NV         63,000
731 Pilot Road (a)................................. Las Vegas, NV         65,000
751 Pilot Road (a)................................. Las Vegas, NV         47,000
711 Pilot Road (a)................................. Las Vegas, NV         76,000
500 Pilot Road (a)................................. Las Vegas, NV         34,000
420 Pilot Road (a)................................. Las Vegas, NV         52,000
EG&G 821 Grier Drive (a)........................... Las Vegas, NV         45,000
Lockheed 975 Kelly Johnson Drive (a)............... Las Vegas, NV         33,000
Lockheed 980 Kelly Johnson Drive (a)............... Las Vegas, NV         54,000
Montgomery Ward Credit (a)......................... Las Vegas, NV         81,000
                                                                       ---------
                                                                       1,453,000
                                                                       =========
HUGHES CHEYENNE CENTER
Lechter's, Inc. (a)................................ Las Vegas, NV        155,000
Trade Drive (a).................................... Las Vegas, NV        112,000
                                                                       ---------
                                                                         267,000
                                                                       =========

          HUGHES COMMERCIAL PROPERTIES
                  IN OPERATION                        LOCATION     SQUARE FOOTAGE
          ----------------------------            ---------------- --------------
SUMMERLIN
Pueblo Medical Center (a)........................ Summerlin, NV          30,000
1551 Hillshire (a)............................... Summerlin, NV          69,000
Plaza East (a)................................... Summerlin, NV          49,000
Plaza West (a)................................... Summerlin, NV          38,000
1201-41 Town Center Drive (a).................... Summerlin, NV          74,000
1251-81 Town Center Drive (a).................... Summerlin, NV          54,000
9950-80 Covington Cross Drive (a)................ Summerlin, NV          61,000
Williams Sonoma (a).............................. Summerlin, NV          36,000
1251 Center Crossing Drive (a)................... Summerlin, NV          21,000
                                                                    -----------
                                                                        432,000
                                                                    -----------
OTHER
North Las Vegas DMV (a).......................... Las Vegas, NV          16,000
6601 Center Drive West (a)....................... Los Angeles, CA       104,000
Spectrum Club (a)................................ Los Angeles, CA        37,000
                                                                    -----------
                                                                        157,000
                                                                    -----------
LUCKY'S CENTER
PruCare (a)...................................... Los Angeles, CA        24,000
Lucky's (a)...................................... Los Angeles, CA       113,000
Denny's (a)...................................... Los Angeles, CA         5,000
                                                                    -----------
                                                                        142,000
                                                                    -----------
  Total Hughes Properties in Operation...........                     3,225,000
                                                                    ===========
   HUGHES PROPERTIES UNDER CONSTRUCTION OR IN
                   DEVELOPMENT                        LOCATION      SQUARE FEET
   ------------------------------------------     ----------------  -----------
Gordon Biersch Brewing Co. ...................... Las Vegas, NV          13,000
3980 Howard Hughes Parkway....................... Las Vegas, NV          86,000
Sprint Cellular.................................. Las Vegas, NV          60,000
600 Pilot Road................................... Las Vegas, NV          38,000
680 Pilot Road................................... Las Vegas, NV          51,000
Equinox International............................ Las Vegas, NV         110,000
Canyons Center................................... Summerlin, NV         104,000
Equinox International............................ Summerlin, NV          75,000
                                                                    -----------
  Total Hughes Properties Under Construction or
   in Development................................                       537,000
                                                                    ===========
       OTHER OFFICE PROJECTS IN OPERATION             LOCATION      SQUARE FEET
       ----------------------------------         ---------------- --------------
300 East Lombard (c)............................. Baltimore, MD         233,000
Schilling Center (a)............................. Hunt Valley, MD        55,000
Alexander & Alexander Building I (b)............. Owings Mills, MD      143,000
Alexander & Alexander Building II (b)............ Owings Mills, MD      198,000
Blue Cross & Blue Shield Building I (b).......... Owings Mills, MD      270,000
Blue Cross & Blue Shield Building II (b)......... Owings Mills, MD      117,000
First National Bank Plaza (a).................... Mt. Prospect, IL       66,000
Faneuil Hall Marketplace (a)..................... Boston, MA            147,000
                                                                    -----------
  Total Other Office Projects in Operation.......                     1,229,000
                                                                    ===========

     OFFICE PROJECTS OWNED BY ROUSE-
        TEACHERS PROPERTIES, INC.                   LOCATION          SQUARE FEET
     -------------------------------       -------------------------- -----------
Triangle Business Center (c).............. Baltimore, MD                  75,000
Owen Brown I (c).......................... Columbia, MD                   46,000
Sieling Tech Center (c)................... Columbia, MD                   76,000
RiversPark I and II (c)................... Columbia, MD                  306,000
Center Pointe (c)......................... Hunt Valley, MD               130,000
201 International Circle (c).............. Hunt Valley, MD                79,000
Loveton Center 9 (c)...................... Hunt Valley, MD                53,000
11011 McCormick Road (c).................. Hunt Valley, MD                57,000
Schilling Plaza North (c)................. Hunt Valley, MD                99,000
Schilling Plaza South (c)................. Hunt Valley, MD               108,000
One Hunt Valley (c)....................... Hunt Valley, MD               215,000
Inglewood Office Centres 1, 2 (c)......... Prince George's County, MD    222,000
Inglewood Tech Centers I, II, III, IV & V
 (c)...................................... Prince George's County, MD    316,000
Silver Spring Metro Plaza (c)............. Silver Spring, MD             690,000
Ambassador Center (c)..................... Woodlawn, MD                   83,000
15-17 Governor's Court (c)................ Woodlawn, MD                   29,000
21 Governor's Court (c)................... Woodlawn, MD                   56,000
Parkview Center (c)....................... Woodlawn, MD                   58,000
Senate Plaza (c).......................... Camp Hill, PA                 231,000
                                                                      ----------
  Total Office Projects Owned by Rouse-
   Teachers Properties, Inc...............                             2,929,000
                                                                      ==========
   INDUSTRIAL PROJECTS OWNED BY ROUSE-
        TEACHERS PROPERTIES, INC.                   LOCATION          SQUARE FEET
   -----------------------------------     -------------------------- -----------
Pulaski Industrial Park (c)............... Essex, MD                     157,000
Hunt Valley Business Center (c)........... Hunt Valley, MD               950,000
Rutherford Business Center (c)............ Woodlawn, MD                  572,000
                                                                      ----------
  Total Industrial Projects Owned by
   Rouse-Teachers
   Properties, Inc........................                             1,679,000
                                                                      ----------
  Total Office and Industrial Space in
   Operation..............................                            13,372,000
                                                                      ==========

--------
(a) Projects are wholly owned by subsidiaries of the Company.
(b) Projects are owned by joint ventures or partnerships and are managed by subsidiaries of the Company for a fee. The Company's ownership interest, through its subsidiaries, is at least 50% (except for North Star and Willowbrook in which the Company has 37 1/2% interests and Collin Creek Mall in which the Company has a 30% interest).
(c) Projects are managed by subsidiaries of the Company for a fee plus a share of cash flow.
(d) Projects are owned by partnerships or wholly owned (Staten Island Mall, Randhurst and Burlington Center) by subsidiaries of the Company and are managed by subsidiaries of the Company for a fee plus a share of cash flow and a share of proceeds from sales or refinancings. The Company's ownership interest in the partnerships is determined based upon the results of operations.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is traded on the NYSE under the symbol "RSE." The following table sets forth, for the periods indicated, the range of high and low per share sales prices for Common Stock as reported on the NYSE Composite Tape (and for periods prior to November 9, 1995, the Nasdaq National Market System) and dividends paid per share of Common Stock.

                                                          COMMON STOCK
                                                  -----------------------------
                                                                  DIVIDENDS PER
                                                   HIGH     LOW       SHARE
                                                  ------- ------- -------------
   1994
     First Quarter............................... $19     $16 1/4     $.17
     Second Quarter..............................  20      18          .17
     Third Quarter...............................  20      18 3/4      .17
     Fourth Quarter..............................  19 1/2  17 1/4      .17
   1995
     First Quarter...............................  19 7/8  18 1/2      .20
     Second Quarter..............................  20      17 5/8      .20
     Third Quarter...............................  22 5/8  19 1/2      .20
     Fourth Quarter..............................  22 1/8  18 5/8      .20
   1996
     First Quarter...............................  22 1/8  18 1/4      .22
     Second Quarter..............................  27 3/8  20 3/8      .22
     Third Quarter...............................  26 1/4  24 3/8      .22
     Fourth Quarter..............................  32 1/4  25          .22
   1997
     First Quarter (through February 19, 1997)...  32      29 1/4      --

  On February 19, 1997, the last reported sales price of the Common Stock, as reported on the NYSE Composite Tape, was $30.50.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Series B Preferred Stock are estimated to be approximately $195 million ($224 million, if the Underwriters exercise the over-allotment option in full). The net proceeds will be used primarily as equity in retail center expansions, new development projects or acquisition opportunities and to repay property debt. Any remaining net proceeds will be used for general corporate purposes. On an interim basis, the net proceeds will be used to retire or reduce the Company's outstanding lines of credit and property debt.

                                CAPITALIZATION

  The following table sets forth the unaudited capitalization of the Company and its consolidated subsidiaries at September 30, 1996 and as adjusted to give effect to (i) the sale of the Series B Preferred Stock offered hereby and
(ii) the application of the net proceeds therefrom:

                                                           SEPTEMBER 30, 1996
                                                         -----------------------
                                                           ACTUAL    AS ADJUSTED
                                                         ----------  -----------
                                                             (IN THOUSANDS)
Current portion of debt and capital lease obligations..  $  123,837  $  122,906
                                                         ==========  ==========
Long-term debt.........................................  $2,745,405  $2,551,736
Long-term portion of capital lease obligations.........      57,426      57,426
Company-obligated mandatorily redeemable preferred
 securities of a Trust holding solely Company
 Subordinated Debt Securities..........................     137,500     137,500
Shareholders' equity:
 Preferred stock, par value $.01 per share; 50,000,000
  shares authorized; 4,000,000 shares of Series B
  Convertible Preferred stock, par value $.01
  per share, issued and outstanding (as adjusted)......         --           40
 Common stock, par value $.01 per share; 250,000,000
  shares authorized; 66,692,721 shares issued and
  outstanding..........................................         667         667
 Additional paid-in capital............................     490,160     684,720
 Accumulated deficit...................................    (304,882)   (304,882)
                                                         ----------  ----------
  Total shareholders' equity...........................     185,945     380,545
                                                         ----------  ----------
    Total capitalization...............................  $3,126,276  $3,127,207
                                                         ==========  ==========

                            SELECTED FINANCIAL DATA

  The following selected financial information of the Company for the years ended December 31, 1995, 1994 and 1993 and the nine months ended September 30, 1996 and 1995 was derived from the Company's consolidated financial statements and five-year comparison of selected financial data contained in its Annual Report on Form 10-K for the year ended December 31, 1995 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and is qualified in its entirety by reference to such documents. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The selected financial information of the Company as of December 31, 1993, 1992 and 1991 and for the years ended December 31, 1992 and 1991 was derived from the audited consolidated financial statements of the Company for such periods, and the balance sheet information for the quarter ended September 30, 1995 was derived from the unaudited consolidated financial statements of the Company for such period which, in each case, have not been incorporated herein by reference. Results for the nine months ended September 30, 1996 and 1995 are unaudited. Results for the nine months ended September 30, 1996 are not necessarily indicative of results for the year ended December 31, 1996. The following financial information should be read in conjunction with the Company's consolidated financial statements and notes thereto contained in the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q incorporated by reference herein.

                            NINE MONTHS ENDED
                              SEPTEMBER 30,                      YEAR ENDED DECEMBER 31,
                          ----------------------  ----------------------------------------------------------
                             1996        1995        1995        1994        1993        1992        1991
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                        (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
OPERATING RESULTS DATA:
 Revenues from
  continuing
  operations............  $  579,873  $  495,316  $  672,821  $  671,171  $  646,805  $  597,105  $  573,498
 Earnings (loss) from
  continuing
  operations............      10,595       3,939       5,850       6,606      (1,291)    (15,849)      2,424
 Earnings (loss) from
  continuing operations
  applicable to common
  shareholders per share
  of common stock.......         --         (.15)       (.18)       (.14)       (.27)       (.33)        .05
BALANCE SHEET DATA:
 Total assets-cost
  basis.................   3,615,925   2,929,637   2,985,609   2,915,860   2,874,982   2,726,281   2,637,452
 Total assets-current
  value basis(1)........         --          --    4,852,403   4,736,961   4,588,636   4,217,819   4,174,093
 Debt and capital
  leases................   2,926,668   2,617,637   2,538,315   2,532,920   2,473,596   2,498,983   2,374,527
 Shareholders' equity
  (deficit):
  Historical cost basis.     185,945      54,483      42,584      95,026     113,151     (34,848)     17,328
  Current value
  basis(1)..............         --          --    1,539,155   1,614,245   1,525,606   1,188,896   1,274,070
 Shareholders' equity
  (deficit) per share of
  common stock:
  Historical cost basis..       2.79         .93         .73        1.63        1.98        (.74)        .36
  Current value
  basis(1)..............         --          --        26.30       27.75       26.75       25.50       26.60
OTHER SELECTED DATA:
 Earnings before
  depreciation and
  deferred taxes from
  operations (EBDT)(2)..      93,487      76,978     108,360      94,710      78,281      52,282      46,820
 Net cash provided by
  (used in):
 Operating activities...      91,064      69,525     107,001     113,775     101,149      66,630      67,226
 Investing activities...    (110,685)    (64,087)    (64,995)   (178,551)   (154,446)   (144,836)    (96,210)
 Financing activities...     (17,538)    (28,633)      3,518      40,618      47,068      98,914      17,271
 Ratio of earnings to
  fixed charges(3)(4)...        1.14        1.05        1.04        1.06        1.01         --          --
 Ratio of earnings to
  combined fixed charges
  and Preferred stock
  dividend
  requirements(5)(6)....        1.04         --          --          --          --          --          --
 Cash dividends per
  share of common stock
  for the period........         .66         .60         .80         .68         .62         .60         .60
 Cash dividends per
  share of convertible
  Preferred stock for
  the period............        2.43        2.43        3.25        3.25        2.83         --          --
 Market price per share
  of common stock at end
  of period(7)..........       26.00       22.00       20.13       19.25       17.75       18.00       18.25
 Weighted average common
  shares outstanding....      51,760      47,779      47,814      47,565      47,411      47,994      48,157
 Number of common shares
  outstanding at end of
  period................      66,692      47,921      47,923      47,571      47,562      47,292      48,193
 Number of convertible
  Preferred stock shares
  outstanding at end of
  period................         --        4,505       4,505       4,505       4,025         --          --

--------
(1) For periods prior to the nine months ended September 30, 1996, historical cost basis shareholders' equity (deficit) per share of common stock and current value basis shareholders' equity per share of common stock assume the conversion of the Company's Series A Convertible Preferred stock. All of the outstanding shares of Series A Convertible Preferred stock were converted into common stock on September 30, 1996. Current value basis financial information is not presented for interim periods.
(2) The Company uses a supplemental performance measure along with net earnings (loss) to report its operating results. This measure, referred to as Earnings Before Depreciation and Deferred Taxes (EBDT), is not a measure of operating results or cash flows from operating activities as defined by generally accepted accounting principles. Additionally, EBDT is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to cash flows as a measure of liquidity. However, the Company believes that EBDT provides relevant information about its operations and is necessary, along with net earnings
    (loss), for an understanding of its operating results.
(3) The ratio of earnings to fixed charges is computed by dividing fixed charges into net earnings (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle, adjusted for minority interest in earnings, amortization of interest costs previously capitalized and certain other items, plus fixed charges other than capitalized interest. Fixed charges include interest costs, the estimated interest component of rent expense and certain other items.
(4) Total fixed charges exceeded the Company's earnings available for fixed charges by $29,449,000 and $10,347,000 for the years ended December 31, 1992 and 1991, respectively.
(5) The ratio of earnings to combined fixed charges and Preferred stock dividend requirements is computed by dividing total combined fixed charges and amounts of pre-tax earnings required to cover Preferred stock dividend requirements into net earnings (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle, adjusted for minority interest in earnings, amortization of interest costs previously capitalized and certain other items, plus fixed charges other than capitalized interest. Fixed charges include interest costs, the estimated interest component of rent expense and certain other items.
(6) Total combined fixed charges and Preferred stock dividend requirements exceeded the Company's earnings available for combined fixed charges and Preferred stock dividend requirements by $9,597,000 for the nine months ended September 30, 1995, and by $14,086,000, $8,934,000, $17,722,000,
    $29,449,000 and $10,347,000 for the years ended December 31, 1995, 1994,
    1993, 1992, and 1991, respectively.
(7) The market price of the Common Stock as of the close of business on February 19, 1997 was $30.50 per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company's primary business is the acquisition, development and management of income-producing real estate projects. The Company operates a diversified portfolio of retail centers, office buildings and mixed-use and other properties located throughout the United States. In addition, the Company develops and sells land for residential, commercial and other uses, primarily in Columbia, Maryland, and Las Vegas (Summerlin), Nevada.

  Management believes that the Company's financial position is sound and that its liquidity and capital resources are adequate. The Company has continued to achieve strong financial results in recent periods, despite the generally difficult environment for retail businesses. These results have been made possible by several factors, including strong performances from the Company's larger, major market retail centers, expansions of certain retail centers and retail centers in which the Company has acquired ownership interests, consistently good earnings from land sales and operating properties in Columbia, refinancing of a significant amount of project-related debt at lower interest rates and, to a lesser extent, dispositions or modifications of the terms of agreements relating to properties which were incurring losses before depreciation and deferred taxes.

  On June 12, 1996, the Company purchased all of the outstanding equity interests in The Hughes Corporation and its affiliated partnership, Howard Hughes Properties, Limited Partnership (together, "Hughes"). The assets of Hughes consist primarily of a regional shopping center and a large-scale, master-planned community (Summerlin) in Las Vegas, Nevada, and four large-scale, master-planned business parks and various other properties in Nevada and Southern California. Management believes that the acquisition of Hughes will enable the Company to capitalize on its existing strengths in retail and office/mixed-use projects and large scale land development projects in the fast-growing Las Vegas market. For additional information about the acquisition of Hughes, see note 2 to the Company's consolidated financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 incorporated by reference herein.

  Management is continually reviewing and evaluating the portfolio of properties to identify expansion, renovation and/or remerchandising opportunities and properties that may not have future prospects consistent with the Company's long-term objectives. The Company will continue to selectively dispose of properties that do not appear to have future prospects consistent with the Company's objective, primarily smaller centers in smaller markets. The objective is to refine and continually upgrade the portfolio so that it is comprised of top-tier properties that will produce consistently strong increases in earnings.

YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

OPERATING RESULTS

  This discussion and analysis of operating results covers each of the Company's four business segments as management believes that a segment analysis provides the most effective means of understanding the Company's business. Note 13 to the Company's consolidated financial statements for the years ended December 31, 1995, 1994 and 1993 incorporated by reference into this Prospectus Supplement and accompanying Prospectus should be referred to when reading this discussion.

  Operating Properties. The Company reports the results of its operating properties in two categories: retail centers ("retail" properties) and office, mixed-use and other properties ("office/mixed-use" properties).

  The Company's tenant leases provide the foundation for the performance of its retail and office/mixed-use properties. In addition to minimum rents, the majority of retail and office tenant leases provide for other rents which reimburse the Company for most of its operating expenses. Substantially all of the Company's retail leases also provide for additional rent based on tenant sales (percentage rent) in excess of stated levels. As leases expire, space is re-leased, minimum rents are generally adjusted to market rates, expense reimbursement provisions are updated and new percentage rent levels are established for retail leases.

  Most of the Company's operating properties are financed with long-term, fixed rate, nonrecourse debt and, therefore, are not directly affected by changes in interest rates. Although the interest rates on this debt do not fluctuate, certain loans provide for additional payments to the Company's lenders based on operating results and, in some instances, a share of a property's residual value upon sale or refinancing or at maturity.

  Revenues from retail properties increased $5,205,000 in 1995 and $22,877,000 in 1994. The increase in 1995 was attributable to the operations of expansions opened in August 1994 and March 1995, higher effective rents on re-leased space and purchases of ownership interests in two retail centers. These increases were partially offset by the effects of lower average occupancy (90.9% in 1995 compared to 92.3% in 1994), lower recoveries of operating expenses due to expense reduction efforts and dispositions of interests in properties in the first quarter of 1994 and second quarter of 1995. The increase in 1994 was attributable to the operations of expansions opened in 1994, a full year of operations of expansions opened and properties acquired in 1993 and higher effective rents on re-leased space. The increase was also due to higher occupancy levels at the Company's larger, major market retail centers and increased lease cancellation payments received as a result of tenant restructurings or downsizings. These increases were partially offset by the disposition of a retail center in the first quarter of 1994.

  Total operating and interest expenses for retail properties decreased $7,661,000 in 1995 and increased $8,965,000 in 1994. The decrease in 1995 was attributable primarily to the effects of lower average occupancy levels, lower operating expenses due to expense reduction efforts, lower bad debt expenses due to recoveries of amounts previously reserved, the dispositions referred to above and reductions in interest expense due to debt repayments and refinancings completed in 1994 and early 1995 at certain properties. These decreases were partially offset by increases in expenses associated with the operations and financing of the properties opened or acquired referred to above. The increase in 1994 was attributable to costs relating to expansions opened in 1994 and a full year of operations of expansions opened and properties acquired in 1993, higher occupancy levels at many of the Company's larger, major market retail centers and higher interest costs related to floating rate debt. These increases were partially mitigated by the effects of the disposition of a retail center in the first quarter of 1994 and to lower interest expense on fixed rate property debt due to debt repayments and refinancings at certain properties.

  Revenues from office/mixed-use properties decreased $1,606,000 in 1995 and increased $2,540,000 in 1994. The decrease in 1995 was attributable primarily to dispositions of properties in the third quarter of 1994 and second quarter of 1995 and lower recoveries of operating expenses due to lower occupancy levels and reduced operating expenses at certain projects. These decreases were partially offset by increased revenues at certain hotel and office properties in Columbia due to higher occupancy levels and increases in tenant lease cancellation payments due to tenant restructurings and downsizings. The increase in revenues in 1994 was attributable primarily to higher occupancy levels at office and hotel properties and a full year of operations of properties opened in 1993, partially offset by lower recoveries of operating expenses at two office properties where the tenants began paying certain operating expenses directly in 1994.

  Total operating and interest expenses for office/mixed-use properties decreased $3,324,000 in 1995 and increased $1,835,000 in 1994. The decrease in 1995 was attributable primarily to the dispositions of properties referred to above, lower bad debt expense due to recoveries of amounts previously reserved and lower operating expenses at certain projects. These decreases were partially offset by expenses related to the openings of two industrial buildings in Columbia in the second quarter of 1994 and higher interest expense on a mixed-use project. Interest on this project's loan was lower in 1994 because the Company exercised an option in the loan agreement to make a specified payment and reduce the effective interest rate on the loan retroactive to the beginning of its term. The payment was less than the interest previously accrued, and the difference was recorded as a reduction to interest expense in 1994. The increase in 1994 was due primarily to a full year of operations of properties opened in 1993 and higher occupancy levels at office and hotel properties, partially offset by lower operating expenses at the two office properties referred to above. Also, lower interest expense at certain properties due to debt reductions and refinancings and the exercise of the interest rate reduction option referred to above mitigated the overall increase in interest and operating expenses in 1994.

  Land Sales. Revenues and operating income from land sales are affected by such factors as the availability to purchasers of construction and permanent mortgage financing at acceptable interest rates, consumer and business confidence, availability of saleable land for particular uses and management's decisions to sell, develop or retain land.

  Land sales revenues were $33,403,000 in 1995, $35,232,000 in 1994 and
$35,313,000 in 1993. The decrease in revenues in 1995 was due primarily to lower sales of land for commercial/other uses in Columbia.

  Land sales costs and expenses were $22,898,000 in 1995, $24,905,000 in 1994 and $23,480,000 in 1993. The decrease in 1995 was attributable to lower cost of sales due to the lower land sales revenues referred to above. The increase in 1994 was attributable primarily to higher operating and interest expenses due to a lower level of land development activity on projects other than Columbia.

  Development. Development expenses were $7,646,000 in 1995, $6,989,000 in 1994 and $4,348,000 in 1993. These costs consist primarily of additions to the pre-construction reserve and new business costs.

  The pre-construction reserve is maintained to provide for costs of projects in the pre-construction phase of development, including retail center renovation and expansion opportunities, which may not go forward to completion. Additions to the pre-construction reserve were $3,800,000 in 1995, $3,400,000 in 1994 and $2,900,000 in 1993. New business costs relate primarily to the initial evaluation of potential acquisition and development opportunities. These costs were $3,488,000 in 1995, $3,094,000 in 1994 and $953,000 in 1993. The increases in pre-construction reserve additions and new business costs in 1995 and 1994 were attributable to the Company's more active pursuit of potential development and acquisition opportunities.

  Corporate. Corporate revenues consist of interest income earned on temporary investments, including investments of unused proceeds from refinancings of certain properties. Corporate interest income was $2,772,000 in 1995, $2,892,000 in 1994 and $3,862,000 in 1993. The decreases in 1995 and 1994 were attributable primarily to lower average investment balances.

  Corporate expenses consist of certain interest and operating expenses, as discussed below, reduced by costs capitalized or allocated to other segments. Interest is capitalized on corporate funds invested in projects under development, and interest on the proceeds of corporate borrowings and distributions on the proceeds of the Company-obligated mandatorily redeemable preferred securities which are used for other segments are allocated to those segments. Accordingly, corporate interest expense consists primarily of interest on the convertible subordinated debentures, the unsecured 8.5% notes and unused proceeds from refinancings of certain properties, net of interest capitalized on development projects or allocated to other segments, and corporate operating expenses consist primarily of general and administrative costs and distributions on the redeemable preferred securities, net of distributions allocated to other segments.

  Corporate interest costs were $14,032,000 in 1995, $13,934,000 in 1994 and $18,571,000 in 1993. Of such amounts, $3,747,000, $2,564,000, and $2,158,000, were capitalized in 1995, 1994 and 1993, respectively, on funds invested in development projects. The decrease in corporate interest costs in 1994 was attributable primarily to redemption of a $100,000,000 issue of convertible subordinated debentures in May 1993. The higher level of interest capitalized in 1995 reflects the higher level of corporate funds invested in development projects, consistent with the Company's more active pursuit of development opportunities.

  Gain (Loss) on Dispositions of Assets and Other Provisions, Net. The loss on dispositions of assets and other provisions, net, for 1995 consisted primarily of a provision for loss of $12,321,000 (recorded in the fourth quarter) on a litigation judgment involving a former tenant as discussed in note 19 to the Company's consolidated financial statements incorporated by reference into this Prospectus Supplement and the accompanying Prospectus and provisions for losses totaling $15,589,000 recognized on retail centers the Company decided to sell. These losses were partially offset by a gain of $2,379,000 related to the disposition of a retail center. Approximately $9,000,000 of the provision for loss on the litigation judgment referred to above was reversed in the third quarter of 1996. See "Three and Nine Months Ended September 30, 1996 and 1995--Operating Results--Gain (Loss) on Dispositions of Assets and Other Provisions, Net" below.

  The loss on dispositions of assets and other provisions, net, for 1994 consisted primarily of losses totalling $8,045,000 incurred on dispositions of interests in two retail centers, a hotel and an office building and a provision for loss of $2,212,000 on an industrial building. These losses were partially offset by a gain of $2,761,000 on disposition of an interest in a retail center the Company continues to manage.

  The loss on dispositions of assets and other provisions, net, for 1993, consisted primarily of a provision for loss on investment in a retail center recorded in the fourth quarter. This loss was recognized based on management's determination that the Company would not continue to support the property under the existing arrangements with lenders, public authorities and others involved and that it was unlikely that the Company would recover all of its investment in the property based on forecasts of future cash flows.

  Extraordinary Losses, Net of Related Income Tax Benefits. The extraordinary losses in 1995, 1994 and 1993 resulted from early extinguishments or required partial early redemptions of debt and aggregated $13,278,000, $6,824,000 and $12,322,000, respectively, less deferred income tax benefits of $4,647,000, $2,377,000 and $4,271,000, respectively.

  Net Earnings (Loss). The Company had a net loss of $2,781,000 in 1995, net earnings of $2,159,000 in 1994 and a net loss of $9,342,000 in 1993. The Company's operating income (after depreciation and amortization) was $35,918,000 in 1995, $21,259,000 in 1994 and $8,841,000 in 1993. The
improvements in operating income in 1995 and 1994 were due primarily to the factors described above. Net earnings (loss) for each year was affected by unusual and/or nonrecurring items. The most significant of these are the items discussed above in gain (loss) on dispositions of assets and other provisions, net, and extraordinary losses, net of related income tax benefits.

  Earnings Before Depreciation and Deferred Taxes. The Company uses a supplemental performance measure along with net earnings (loss) to report its operating results. This measure, referred to as Earnings Before Depreciation and Deferred Taxes (EBDT), is not a measure of operating results or cash flows from operating activities as defined by generally accepted accounting principles. Additionally, EBDT is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to cash flows as a measure of liquidity. However, the Company believes that EBDT provides relevant information about its operations and is necessary, along with net earnings (loss), for an understanding of its operating results.

  Depreciation and amortization are excluded from EBDT because, as shown in the current value basis balance sheets, the Company's portfolio of operating properties is worth substantially more than its undepreciated historical cost. Deferred income taxes are excluded from EBDT because payments of income taxes have not been significant and are not anticipated to become significant in the near term. Current Federal and state income taxes are included as reductions of EBDT. Gain (loss) on dispositions of assets and other provisions, net, and extraordinary losses, net of related income tax benefits, represent unusual and/or nonrecurring items and are therefore excluded from EBDT.

  EBDT was $108,360,000 in 1995, $94,710,000 in 1994 and $78,281,000 in 1993.
The increases in EBDT in 1995 and 1994 were due primarily to improved results from the operating properties business segment, particularly retail properties. The significant changes in revenues and expenses comprising EBDT by segment are described above.

YEARS ENDED DECEMBER 31, 1995 AND 1994
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

  Management believes that the current values of the Company's assets and liabilities are the most realistic indicators of the Company's financial strength and future profitability. Current values of the Company's interests in operating properties (including interests in unconsolidated real estate ventures) and land held for development and sale represent the present values of forecasted net operating cash flows from these properties--the Company's most significant assets. Since 1976, revaluation equity, the aggregate increment of current value over cost basis net book value of the Company's assets and liabilities, has increased at a compound annual rate of 14%. The majority of revaluation equity relates to larger, major market retail centers which continue to be a favored real estate investment. However, revaluation equity decreased $23 million or 1.5% to $1.50 billion at December 31, 1995. The decrease was due primarily to increases in the current value of deferred income taxes (e.g., the present value of estimated future tax payments) and the current value of publicly-traded debt not specifically related to interests in properties. Also, the rate of increase in the current values of properties moderated significantly in 1995 compared to 1994 and 1993. While investors' yield requirements for top tier retail centers did not change significantly during the year, the yield requirements for certain other properties increased. As a result, the modest increases in values of the Company's larger, major market retail centers in 1995 were largely offset by decreases in the values of certain other properties. In addition, the projected growth in cash flows was reduced for many retail centers in 1995 as compared to 1994, primarily because of slower assumed growth in tenant sales as a result of the continued difficult retail environment.

  Cost basis shareholders' equity decreased to $42,584,000 at December 31, 1995 from $95,026,000 at December 31, 1994. The decrease was due primarily to the payment of regular quarterly dividends on the common and Preferred stocks.

  The Company had cash and cash equivalents and investments in marketable securities totalling $97,832,000 and $79,547,000 at December 31, 1995 and 1994, respectively, including $2,910,000 and $2,001,000, respectively, held for restricted uses.

  Net cash provided by operating activities was $107,001,000, $113,775,000 and $101,149,000, in 1995, 1994 and 1993, respectively. The changes in cash provided by operating activities were due primarily to the factors discussed above in the analysis of operating results. In addition, the level of net cash provided by operating activities is affected by the timing of receipt of revenues (including land sales proceeds) and the payment of operating and interest expenses and land development costs. In particular, net cash provided by operating activities for 1995 was reduced due to payment of certain pension obligations and other liabilities.

  In 1995 and 1994, over 80% of the Company's debt consisted of mortgages and bonds collateralized by operating properties. Scheduled principal payments on property debt were $36,446,000, $46,750,000 and $20,735,000 in 1995, 1994 and
1993, respectively. The decrease in 1995 was due primarily to early repayments of property debt, and the increase in 1994 was due primarily to the effects of refinancing certain office/mixed-use properties. The annual maturities of debt for the next five years include balloon payments of $75,742,000 in 1996, $80,430,000 in 1997, $42,524,000 in 1998,
$132,200,000 in 1999 and $184,330,000 in 2000. The balloon payments for 1996 include $65,000,000 related to a retail center mortgage due in August. The Company refinanced the mortgage on a long-term basis prior to its scheduled maturity. The Company is confident that it will be able to make the other balloon payments or arrange to refinance or extend their maturities at or prior to their scheduled repayment dates.

  The Company has historically relied primarily on fixed rate, nonrecourse loans from private institutional lenders to finance its operating properties and expects that it will continue to do so in the future. In recent years, however, the Company has made greater use of the public capital markets to meet its capital resource needs. Since 1993, the Company has completed public debt and equity offerings aggregating over $600,000,000 (including the unused portion of the medium-term notes), the proceeds of which have been used primarily to repay or refinance corporate and property debt and to provide liquidity and funds for other corporate purposes. These transactions were completed on terms which allowed the Company to reduce its overall cost of capital while restructuring its debt maturities and increasing its financial flexibility. The Company is continually evaluating sources of capital, and management believes there are reasonable and satisfactory sources available for all requirements without necessitating property sales.

  Cash expenditures for properties in development and improvements to existing properties funded by debt were $61,591,000, $78,628,000 and $87,243,000 in
1995, 1994 and 1993, respectively. A substantial portion of the costs of properties in development is financed with construction or similar loans. Typically, long-term fixed rate debt financing is arranged concurrently with the construction financing prior to the commencement of construction. Management anticipates that acceptable methods of financing development projects with fixed rate, nonrecourse debt will continue to be available. Improvements to existing properties funded by debt consist primarily of costs of renovation and remerchandising programs and other capital improvement costs. The Company's share of these costs has been financed primarily from proceeds of refinancings of the related properties or other properties, credit line borrowings and a portion of the proceeds of the 8.5% unsecured notes.

  Cash expenditures for acquisitions of interests in properties were $28,206,000 in 1995, $94,113,000 in 1994 and $34,967,000 in 1993. These costs were financed primarily by nonrecourse debt. The acquisitions in 1995 consisted of the purchases of partnership interests in three retail centers, two of which were financed in whole or in part by the sellers. The acquisitions in 1994 consisted primarily of the purchase of land underlying a retail center and the related equity interest of the former ground lessor. The acquisitions in 1993 consisted primarily of purchases of partners' interests in retail properties.

  The Company has available sources of capital in addition to those discussed above. The Company's equity interests in its operating properties, land held for development and sale and land in development represent a source of funds either through sales or refinancings. The aggregate equity value of these interests as of December 31, 1995 was approximately $2,444,000,000. The Company also has lines of credit available totalling $158,920,000 which can be used to fund property acquisition costs, finance other corporate needs, repay existing indebtedness or provide corporate liquidity, subject to approval by the lenders. In addition, the Company may issue additional medium-term notes of up to $49,700,000.

  The agreements relating to certain of the lines of credit, the 8.5% unsecured notes, the medium-term notes and certain other loans impose limitations on the Company. The most restrictive of these limit the Company's ability to incur certain types of additional debt if the Company does not maintain specified debt service coverage ratios. The agreements also impose restrictions on sale, lease and certain other transactions, subject to various exclusions and limitations. These restrictions have not limited the Company's normal business activities and are not expected to do so in the foreseeable future.

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

OPERATING RESULTS

  Operating Properties. Revenues from retail centers increased $4,692,000 and $9,148,000 for the three and nine months ended September 30, 1996, as compared to the same periods in 1995. Total operating and interest expenses increased $6,837,000 and $11,077,000, including increased depreciation and amortization of $2,546,000 and $3,882,000, respectively, for the three and nine months ended September 30, 1996 as compared to the same periods in 1995. The increases in revenues and expenses for these periods are attributable primarily to the net effect of changes in the Company's portfolio of retail centers, including acquisitions of interests in four properties (two in the third quarter of 1995, one in connection with the acquisition of Hughes in the second quarter of 1996 and one in the third quarter of 1996), the opening of an expansion in the first quarter of 1995 and sales of two properties in the first quarter of 1996. Increases in effective rents on re-leased space, particularly in the Company's larger centers in larger trade areas, also contributed to the increases in revenues for these periods. The increases in revenues for the periods were partially offset by the effects of slightly lower overall average occupancy levels (88.2% and 88.3%, respectively, for the three and nine months ended September 30, 1996, as compared to 91.0% and 90.6%, respectively, for the same periods in 1995) and decreases in lease cancellation payments.

  Revenues from office, mixed-use and other properties increased $14,680,000 and $18,654,000 for the three and nine months ended September 30, 1996, as compared to the same periods in 1995. These increases are due primarily to the acquisition of Hughes. Improved occupancy levels at hotel and office properties contributed to the increases in each period; however, the increase for the nine months ended September 30, 1996, was partially offset by a decrease in lease termination payments from tenant restructurings. Total operating and interest expenses increased $13,888,000 and $13,676,000 for the three and nine months ended September 30, 1996, as compared to the same periods in 1995. These increases are also attributable primarily to the acquisition of Hughes and were partially offset by the effects of a sale of an unoccupied industrial building in the second quarter of 1996.

  Land Sales. Revenues from land sales, excluding sales of land acquired in the purchase of Hughes, decreased $3,630,000 and increased $6,627,000, and related costs and expenses decreased $1,697,000 and increased $3,033,000, for the three and nine months ended September 30, 1996 as compared to the same periods in 1995. The decrease in revenues for the three month period is attributable to lower levels of land sales in Columbia, particularly for residential use. The increase in revenues for the nine month period is attributable to higher levels of land sales in Columbia, particularly for commercial use. The changes in related costs and expenses are attributable primarily to changes in the cost of sales.

  Revenues from sales of land acquired in the purchase of Hughes were $42,495,000 and $49,670,000, and related costs and expenses were $37,454,000 and $44,295,000, for the three and nine months ended September 30, 1996. The cost of sales for land acquired in the purchase of Hughes for the periods is relatively high as a percentage of revenues as the land sold consists primarily of inventory on which development was completed or in progress at the date of acquisition. Cost of sales for land acquired in the purchase of Hughes is expected to be lower as a percentage of revenues in future periods as the inventory of land on which development was completed or in progress at the date of acquisition is depleted.

  Development. These costs consist primarily of additions to the pre-construction reserve and new business costs. The pre-construction reserve is maintained to provide for costs of projects which may not go forward to completion. New business costs relate primarily to the initial evaluation of acquisition and development opportunities. These costs increased and decreased $1,414,000 and $394,000 for the three and nine months ended September 30, 1996 as compared to the same periods in 1995. The increase in the three month period is attributable primarily to an increase in additions to the pre-construction reserve due to the Company's more active pursuit of retail center development opportunities. The decrease in the nine month period is due primarily to reduced new business costs as the Company's focus on the acquisition of Hughes deferred evaluation of other opportunities, particularly during the first half of 1996.

  Corporate. Corporate interest costs were $4,380,000 and $3,275,000 for the three months ended September 30, 1996 and 1995, respectively, and $13,620,000 and $10,479,000 for the nine months ended September 30, 1996 and 1995, respectively. Of such amounts, $1,734,000 and $981,000 were capitalized during the three months ended September 30, 1996 and 1995, respectively, and $3,832,000 and $2,642,000 were capitalized during the nine months ended September 30, 1996 and 1995, respectively, on funds invested in development projects. The increases in corporate interest costs are due to higher levels of debt used for corporate purposes.

  Gain (Loss) on Dispositions of Assets and Other Provisions, Net. The loss in 1996 relates to provisions for losses on two retail centers the Company has decided to sell ($15,071,000). These provisions were based on the estimated fair values of the properties less costs to sell. These losses were partially offset by a gain from the reversal of a portion (approximately $9,000,000) of the provision for the litigation matter discussed in note 8 to the consolidated financial statements incorporated by reference herein.

  The loss in 1995 relates primarily to provisions for losses on several retail centers the Company decided to sell ($16,058,000). These provisions were based on the estimated fair values of the properties less costs to sell. These losses were partially offset by a gain on the disposition of a retail center property ($1,940,000).

  Extraordinary Losses, Net of Related Income Tax Benefits. During the nine months ended September 30, 1996 and 1995, the Company incurred extraordinary losses related to extinguishments of debt prior to scheduled maturity of $2,094,000 and $11,314,000, respectively, net of related income tax benefits of $733,000 and $3,960,000, respectively.

NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995 FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES


  Shareholders' equity increased by $143,361,000 from $42,584,000 at December 31, 1995 to $185,945,000 at September 30, 1996. The increase was due primarily to the value of shares of common stock issued in the acquisition of Hughes ($178,086,000) and net earnings for the nine months ended September 30, 1996, partially offset by the payment of regular quarterly dividends on the Company's common and Preferred stocks. On September 30, 1996, all of the outstanding shares of Series A Preferred stock were converted into 10,582,000 shares of common stock. The conversion had no effect on shareholders' equity.

  The Company had cash and cash equivalents and investments in marketable securities totaling $61,453,000 and $97,832,000 at September 30, 1996 and December 31, 1995, respectively, including $3,690,000 and $2,910,000, respectively, held for restricted uses.

  The Company has lines of credit for up to $148,120,000 of which $77,620,000 was available at September 30, 1996. These lines of credit may be used to provide corporate liquidity, fund property acquisition and development costs and finance other corporate needs, subject to lenders' approvals. They may also be utilized to pay some portion of existing debt, including maturities in 1996 and 1997. Howard Hughes Properties, Limited Partnership (HHPLP), wholly-owned by the Company, has a line of credit for up to $100,000,000 of which $4,000,000 was available at September 30, 1996. This line can be used to fund certain development costs. In November, 1996, HHPLP refinanced several office properties that had previously been financed on the credit line and used the proceeds to repay the credit line, restoring availability to $55,000,000. As of September 30, 1996, debt due in one year was $123,097,000. Approximately $63,147,000 of this debt relates to three retail center mortgages due in the second quarter of 1997, and $11,934,000 relates to an office building mortgage due in the third quarter of 1997. The

Company expects to refinance these loans or extend their terms at or prior to their scheduled maturities. The Company continues to actively evaluate sources of capital and is confident that it will be able to make these payments, arrange to refinance these maturities prior to their scheduled repayment dates or obtain new sources of capital without necessitating property sales.

  Net cash provided by operating activities was $91,064,000 and $69,525,000 for the nine months ended September 30, 1996 and 1995, respectively. The factors discussed previously under the operating results of the four major business segments, particularly higher land sales revenues, affected the level of net cash provided by operating activities.

  Net cash used in investing activities was $110,685,000 and $64,087,000 for the nine months ended September 30, 1996 and 1995, respectively. The increase in net cash used of $46,598,000 was due primarily to the acquisition of Hughes and lower net sales or redemptions of marketable securities.

  Net cash used in financing activities was $17,538,000 and $28,633,000 for the nine months ended September 30, 1996 and 1995, respectively. The decrease in net cash used of $11,095,000 is attributable primarily to the use of lines of credit to fund the acquisition of Hughes and certain project development costs partially offset by increases in dividends, purchases of treasury stock and the use of financing proceeds received in the fourth quarter of 1995 to repay certain higher rate property debt.

                    DESCRIPTION OF SERIES B PREFERRED STOCK

  The summary of certain terms and provisions of the Series B Preferred Stock contained in this Prospectus Supplement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Charter, as amended and restated (the "Charter"), the Company's Bylaws, as amended, and the Articles Supplementary setting forth the particular terms of the Series B Preferred Stock (the "Articles Supplementary"), copies of which are filed as exhibits to the Registration Statement or are available from the Company.

  The Charter authorizes the issuance of 50,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The Preferred Stock may be issued from time to time in one or more series, without stockholder approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as shall be established by the Board of Directors. Thus, without stockholder approval, the Company could authorize the issuance of Preferred Stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of Common Stock.

GENERAL

  The Board of Directors has classified and authorized the issuance of an aggregate of 4,600,000 shares of the Series B Preferred Stock as part of the 50,000,000 shares of the Company's authorized Preferred Stock.

  When issued, the Series B Preferred Stock will be validly issued, fully paid and nonassessable. The holders of the Series B Preferred Stock will have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series B Preferred Stock will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Series B Preferred Stock. Unless converted or redeemed by the Company, the Series B Preferred Stock will have a perpetual term, with no maturity. The Series B Preferred Stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "RSE Pr B." The shares of Common Stock issuable upon conversion or redemption of the Series B Preferred Stock are listed on the NYSE.

RANKING

  The Series B Preferred Stock will rank senior to the Increasing Rate Preferred Stock, the Junior Preferred Stock and the Common Stock with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.

  While any shares of Series B Preferred Stock are outstanding, the Company may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series B Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Series B Preferred Stock and all other shares of Voting Preferred Shares (defined below), voting as a single class. However, the Company may create additional classes of stock, increase the authorized number of shares of Preferred Stock or issue series of Preferred Stock ranking on a parity with the Series B Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (a "Parity Stock") without the consent of any holder of Series B Preferred Stock. See "Voting Rights" below.

DIVIDENDS

  Holders of shares of Series B Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available for payment, cumulative cash dividends at the rate per annum of 6.0% per share on the liquidation preference thereof or $3.00 per share of Series B Preferred Stock. Dividends on the Series B Preferred Stock are payable quarterly on the first calendar day of January, April, July and October of each year (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors), at such annual rate. Each such dividend is payable to holders of record as they appear on the stock records of the Company at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof as shall be fixed by the Board of Directors of the Company. Dividends will accrue from the date of the original issuance of the Series B Preferred Stock. Dividends are cumulative from the most recent dividend payment date to which dividends have been paid, whether or not in any dividend period or periods there shall be funds of the Company legally available for the payment of such dividends. Accumulations of dividends on shares of Series B Preferred Stock will not bear interest. Dividends payable on the Series B Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series B Preferred Stock for each full dividend period will be computed by dividing the annual dividend rate by four.

  No dividend will be declared or paid on any Parity Stock unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for payment set aside on the Series B Preferred Stock for all prior dividend periods, provided, however, that if accrued dividends on the Series B Preferred Stock for all prior dividend periods have not been paid in full then any dividend declared on the Series B Preferred Stock for any dividend period and on any Parity Stock will be declared ratably in proportion to accrued and unpaid dividends on the Series B Preferred Stock and such Parity Stock.

  The Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock through a sinking fund or otherwise (other than (i) a redemption or purchase or other acquisition of shares of Common Stock made for purposes of an employee incentive or benefit plan of the Company or any subsidiary or (ii) a purchase or other acquisition of shares of Common Stock made for purposes of distribution pursuant to the Contingent Stock Agreement, effective as of January 1, 1996 (the "Agreement"), by the Company, in favor of and for the benefit of the Holders and the Representatives (as such terms are defined in the Agreement)), unless (A) all cumulative dividends with respect to the Series B Preferred Stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and (B) sufficient funds have been paid or set apart for the payment of the dividend for the current dividend period with respect to the Series B Preferred Stock and any Parity Stock. The foregoing limitations do not restrict the Company's ability to take the foregoing actions with respect to any Parity Stock.

  As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and (ii) the term "Junior Stock" means the Common Stock, and any other class of capital stock of the Company now or hereafter issued and outstanding that ranks junior as to the payment of dividends or amounts upon liquidation, dissolution and winding up to the Series B Preferred Stock.

REDEMPTION

  Shares of Series B Preferred Stock will not be redeemable by the Company prior to April 1, 2000, and at no time will the Series B Preferred Stock be redeemable for cash. On and after April 1, 2000, the shares of Series B Preferred Stock will be redeemable at the option of the Company, in whole or in part, for such number of shares of Common Stock as equals the liquidation preference of the Series B Preferred Stock to be redeemed divided by the Conversion Price (as defined below under "Conversion Rights") as of the opening of business on the date set for such redemption (equivalent to a conversion rate of 1.311 shares of Common Stock for each share of Series B Preferred Stock), subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on NYSE exceeds $45.75, subject to adjustment in certain circumstances. In order to exercise its redemption option, the Company must issue a press release announcing the redemption prior to the opening of business on the second trading day after the conditions in the preceding sentences have, from time to time, been met, but in no event prior to February 1, 2000.

  Notice of redemption will be given by mail or by publication (with subsequent prompt notice by mail) to the holders of the Series B Preferred Stock not more than four business days after the Company issues the press release. The redemption date will be a date selected by the Company not less than 30 nor more than 60 days after the date on which the Company issues the press release announcing its intention to redeem the Series B Preferred Stock. If fewer than all of the shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata or in some other equitable manner determined by the Company.

  On the redemption date, the Company must pay on each share of Series B Preferred Stock to be redeemed any accrued and unpaid dividends, in arrears, for any dividend period ending on or prior to the redemption date. In the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of the Series B Preferred Stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares prior to such dividend payment date. Except as provided for in the preceding sentences, no payment or allowance will be made for accrued dividends on any shares of Series B Preferred Stock called for redemption or on the shares of Common Stock issuable upon such redemption.

  In the event that full cumulative dividends on the Series B Preferred Stock and any Parity Stock have not been paid or declared and set apart for payment, the Series B Preferred Stock may not be redeemed in part and the Company may not purchase or acquire shares of Series B Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of shares of Series B Preferred Stock.

  On and after the date fixed for redemption, provided that the Company has made available at the office of the Registrar and Transfer Agent a sufficient number of shares of Common Stock and an amount of cash to effect the redemption, dividends will cease to accrue on the Series B Preferred Stock called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related dividend payment date, holders of Series B Preferred Stock on the dividend payment record date will be entitled on such dividend payment date to receive the dividend payable on such shares), such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as holders of Series B Preferred Stock shall cease except the right to receive the shares of Common Stock upon such redemption and any cash payable upon such redemption, without interest from the date of such redemption. At the close of business on the redemption date, each holder of Series B Preferred Stock (unless the Company defaults in the delivery of the shares of Common Stock or cash) will be, without any further action, deemed a holder of the number of shares of Common Stock for which such Series B Preferred Stock is redeemable.

  Fractional shares of Common Stock are not to be issued upon redemption of the Series B Preferred Stock, but, in lieu thereof, the Company will pay a cash adjustment based on the current market price of the Common Stock on the trading day prior to the redemption date.

LIQUIDATION PREFERENCE

  The holders of shares of Series B Preferred Stock will be entitled to receive in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, $50.00 per share of Series B Preferred Stock plus an amount per share of Series B Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders (the "Liquidation Preference"), and no more.

  Until the holders of the Series B Preferred Stock have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of the Company. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the shares of Series B Preferred Stock are insufficient to pay in full the Liquidation Preference and the liquidation preference with respect to any other shares of Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series B Preferred Stock and any such Parity Stock ratably in accordance with the respective amounts which would be payable on such shares of Series B Preferred Stock and any such Parity Stock if all amounts payable thereon were paid in full. Neither a consolidation or merger of the Company with another corporation, a statutory share exchange by the Company nor a sale or transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

VOTING RIGHTS

  Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of shares of Series B Preferred Stock will have no voting rights.

  If and whenever six quarterly dividends (whether or not consecutive) payable on the Series B Preferred Stock or any other Parity Stock are in arrears, whether or not earned or declared, the number of directors then constituting the Board of Directors of the Company will be increased by two and the holders of shares of Series B Preferred Stock, voting together as a class with the holders of any other series of Parity Stock (any such other series, the "Voting Preferred Shares"), will have the right to elect two additional directors to serve on the Company's Board of Directors at an annual meeting of stockholders or a properly called special meeting of the holders of the Series B Preferred Stock and such Voting Preferred Shares and at each subsequent annual meeting of stockholders until all such dividends and dividends for the current quarterly period on the Series B Preferred Stock and such other Voting Preferred Shares have been paid or declared and set aside for payment.

  The approval of two-thirds of the outstanding shares of Series B Preferred Stock and all other series of Voting Preferred Shares, acting as a single class regardless of series either at a meeting of shareholders or by written consent, is required in order to amend the Charter and Articles Supplementary to affect materially and adversely the rights, preferences or voting powers of the holders of the Series B Preferred Stock or the Voting Preferred Shares or to authorize, create, or increase the authorized amount of, any class of stock having rights senior to the Series B Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, the Company may create additional classes of Parity and Junior Stock, increase the authorized number of shares of Parity and Junior Stock and issue additional series of Parity and Junior Stock without the consent of any holder of Series B Preferred Stock.

  Except as required by law, the holders of Series B Preferred Stock will not be entitled to vote on any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company. See "Conversion Price Adjustments" below.

CONVERSION RIGHTS

  Shares of Series B Preferred Stock will be convertible, in whole or in part, at any time, at the option of the holders thereof, into shares of Common Stock at a conversion price of $38.125 per share of Common Stock (equivalent to a conversion rate of 1.311 shares of Common Stock for each share of Series B Preferred Stock), subject to adjustment as described below ("Conversion Price"). The right to convert shares of Series B Preferred Stock called for redemption will terminate at the close of business on a redemption date. For information as to notices of redemption, see "Redemption" above.

  Conversion of shares of Series B Preferred Stock, or a specified portion thereof, may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to the Company or in blank, to the office or agency to be maintained by the Company for that purpose. Currently, such office is the principal corporate trust office of The Bank of New York, New York, New York.

  Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series B Preferred Stock shall have been surrendered and notice shall have been received by the Company as aforesaid (and if applicable, payment of any amount equal to the dividend payable on such shares shall have been received by the Company as described below) and the conversion shall be at the Conversion Price in effect at such time and on such date.

  Holders of shares of Series B Preferred Stock at the close of business on a dividend payment record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion of such shares following such dividend payment record date and prior to such dividend payment date. However, shares of Series B Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and ending with the opening of business on the corresponding dividend payment date (except shares converted after the issuance of a notice of redemption with respect to a redemption date during such period or coinciding with such dividend payment date, which will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of shares of Series B Preferred Stock on a dividend record date who (or whose transferee) tenders any such shares for conversion into shares of Common Stock on such dividend payment date will receive the dividend payable by the Company on such shares of Series B Preferred Stock on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of Series B Preferred Stock for conversion. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon such conversion.

  Fractional shares of Common Stock are not to be issued upon conversion but, in lieu thereof, the Company will pay a cash adjustment based on the current market price of the Common Stock on the trading day prior to the conversion date.

CONVERSION PRICE ADJUSTMENTS

  The Conversion Price is subject to adjustment upon certain events, including
(i) the payment of dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company, (ii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the fair market value per share of Common Stock, (iii) subdivisions, combinations and reclassifications of Common Stock, and (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions paid in cash out of equity, including revaluation equity, applicable to Common Stock). In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock.

  In case the Company shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the shares of Common Stock or sale of all or substantially all of the Company's assets), in each case as a result of which shares of Common Stock will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Series B Preferred Stock, if convertible after the consummation of the transaction, will thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of shares or fraction thereof of Common Stock into which one share of Series B Preferred Stock was convertible immediately prior to such transaction (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). The Company may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

  No adjustment of the Conversion Price is required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

TRANSFER AGENT, REGISTRAR, DIVIDEND DISBURSING AGENT AND REDEMPTION AGENT

  The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Series B Preferred Stock is The Bank of New York, New York, New York.

                       CERTAIN INCOME TAX CONSIDERATIONS

  The following is a general discussion of certain federal income tax consequences to holders of the Series B Preferred Stock. This summary does not purport to discuss all of the federal income tax consequences that may be applicable to particular categories of investors (such as broker-dealers, foreign persons, non-resident alien individuals, insurance companies, tax-exempt organizations, persons subject to the alternative minimum tax and financial institutions) and does not discuss foreign, state or local tax consequences. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated thereunder ("Regulations"), court decisions and administrative rulings and practice, all as in effect on the date of this Prospectus Supplement. Future legislative, judicial or administrative changes, which might or might not have retroactive application, could modify significantly the statements and conclusions expressed in this summary. The Company will not request any rulings from the Internal Revenue Service regarding the tax consequences of an investment in shares of the Series B Preferred Stock. Each potential investor is advised to consult its own tax advisor concerning the federal, state, local and foreign tax consequences of an investment in shares of the Series B Preferred Stock.

  The following discussion is based on the assumption that shares of the Series B Preferred Stock are held as capital assets within the meaning of
Section 1221 of the Code.

DISTRIBUTIONS ON SERIES B PREFERRED STOCK

  Distributions paid on the Series B Preferred Stock will be treated as dividends taxable as ordinary income to the holders to the extent of the Company's current or accumulated earnings and profits as determined under federal income tax principles. While the Company had earnings and profits in 1996 and anticipates having earnings and profits for federal income tax purposes in future years, there can be no assurance that the Company will have current or accumulated earnings and profits in any future years. To the extent that the amount of distributions paid on the Series B Preferred Stock exceeds the Company's current or accumulated earnings and profits, such distributions will be treated as a nontaxable return of capital and will be applied against and reduce the adjusted tax basis of the Series B Preferred Stock in the hands of each holder (but not below zero). The amount of any such distribution which exceeds the adjusted tax basis of the Series B Preferred Stock in the hands of the holder will be treated as capital gain and will be long-term capital gain if the holder's holding period for the Series B Preferred Stock exceeds one year. Under current law, long-term capital gains of noncorporate taxpayers are generally taxed at rates more favorable than those applicable to other types of income. Legislative changes have been proposed from time to time that would affect the manner in which capital gains are taxed; whether any such proposals will be enacted into law and, if so, in what form they will be enacted, is currently unknown. Under Section 243 of the Code, corporate stockholders generally will be able, subject to certain exceptions and restrictions, to deduct 70% of the amount of any distribution qualifying as a dividend.

REDEMPTION OR CONVERSION OF SERIES B PREFERRED STOCK FOR OR INTO COMMON STOCK

  The discussion in this paragraph assumes that shares of the Series B Preferred Stock will not be redeemed or converted at a time when there are dividends in arrears. Generally, no gain or loss will be recognized for federal income tax purposes on redemption or conversion of the Series B Preferred Stock into or for shares of Common Stock (except that cash paid in lieu of fractional shares of Common Stock will be taxed as though such cash had been received in redemption of such fractional share interest). The tax basis of the shares of Common Stock received upon redemption or conversion will be equal to the adjusted tax basis of the Series B Preferred Stock redeemed or converted, less any amount of basis allocable to the fractional shares, and the holding period of such shares of Common Stock will include the holding period of the Series B Preferred Stock redeemed or converted.

ADJUSTMENT OF CONVERSION PRICE

  Certain adjustments to the conversion price of the Series B Preferred Stock may, under certain circumstances, be treated as constructive distributions that are taxable to holders of the Series B Preferred Stock at the time of adjustment under Sections 301 and 305 of the Code.

BACKUP WITHHOLDING

  Under Section 3406 of the Code and applicable Regulations, a noncorporate holder of the Series B Preferred Stock or Common Stock may be subject to backup withholding at the rate of 31% with respect to reportable payments of dividends accrued with respect to, or the proceeds of a sale, exchange or redemption of, the Series B Preferred Stock or Common Stock, as the case may be. The payor will be required to deduct and withhold the prescribed amount with respect to all such reportable payments if (i) the payee fails to furnish a taxpayer identification number ("TIN") to the payor or (ii) the Secretary of the Treasury notifies the payor that the TIN furnished by the payee is incorrect. In addition, the payor will also be required to deduct and withhold the prescribed amount with respect to dividend payments if (iii) there has been a "notified payee underreporting," as described in Section 3406(c) of the Code or (iv) there has been a failure of the payee to certify to the payor under the penalty of perjury that such payee is not subject to withholding, as described in Section 3406(d) of the Code. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's federal income tax liabilities.

  THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE SERIES B PREFERRED STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the underwriters named below (the "Underwriters") have severally agreed to purchase from the Company the following respective number of shares of Series B Preferred Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement:

                                                                        NUMBER
        UNDERWRITER                                                    OF SHARES
        -----------                                                    ---------
   Alex. Brown & Sons Incorporated.................................... 1,333,334
   Goldman, Sachs & Co. .............................................. 1,333,333
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated.................................................. 1,333,333
                                                                       ---------
     Total............................................................ 4,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Series B Preferred Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Series B Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $.75 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase, in whole or in part, up to 600,000 additional shares of Series B Preferred Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Series B Preferred Stock purchased by it shown in the above table bears to 4,000,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Series B Preferred Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,000,000 shares of Series B Preferred Stock are being offered hereby.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Company has agreed that, until 90 days after the date of this Prospectus Supplement, it will not, without the prior written consent of Alex. Brown & Sons Incorporated, sell, offer to sell, issue, distribute or otherwise dispose of any shares of Series B Preferred Stock or Common Stock or any rights to purchase or other securities convertible into or exchangeable for any securities of the Company substantially similar to any such shares, except for
(i) the Series B Preferred Stock offered hereby, (ii) the shares of Common Stock issuable upon conversion of the Series B Preferred Stock offered hereby,
(iii) the shares of Common Stock issuable upon the exercise of options, warrants and stock appreciation rights and upon conversions of the Company's convertible subordinated debentures, in each case which were outstanding on the date hereof, (iv) rights or options issued under, or the shares of Common Stock issuable pursuant to, the Company's employee stock option, bonus stock and stock incentive plans and (v) the shares of Common Stock issuable to the Hughes Owners pursuant to the Contingent Stock Agreement (as each such term is defined in "Description of Common Stock--General" in the accompanying Prospectus).

  Alex. Brown & Sons Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have in the past performed various investment banking and other services for the Company.

  The shares of Series B Preferred Stock are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the shares of Series B Preferred Stock but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the shares of Series B Preferred Stock. The Series B Preferred Stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "RSE Pr B."

                               THE ROUSE COMPANY

               COMMON STOCK, PREFERRED STOCK AND DEBT SECURITIES

                               ----------------

  The Rouse Company (the "Company" or "Rouse") may offer, from time to time, together or separately, (i) shares of its common stock, $0.01 par value per share (the "Common Stock"), (ii) shares of its preferred stock, $0.01 par value per share (the "Preferred Stock"), and (iii) debt securities (the "Debt Securities"), in each case, in amounts, at prices and on such terms to be determined at the time of the offering. The Common Stock, the Preferred Stock and the Debt Securities are collectively called the "Securities."

  The Securities offered pursuant to this Prospectus may be issued in one or more series and/or issuances and will have an aggregate public offering price of up to $500 million (or the equivalent thereof, based on the applicable exchange rate at the time of sale, in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Common Stock, the aggregate number of shares offered, the public offering price and other terms of the offering and sale thereof, (ii) in the case of Preferred Stock, the specific title, the aggregate number of shares offered, any dividend (including the method of calculating payment of dividends), liquidation, redemption, voting and other rights, any terms for any conversion or exchange into other securities, and the public offering price and other terms of the offering and sale thereof and (iii) in the case of Debt Securities, the specific title, the aggregate principal amount, the aggregate offering price, the denomination, the maturity, the premium, if any, the interest rate (which may be fixed, floating or adjustable), if any, the time and method of calculating payment of interest, if any, the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, the currency in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or repayment at the option of the holder thereof, any sinking fund provisions, the terms for any conversion or exchange into other securities, any other special terms, and the public offering price and other terms of the offering and sale thereof. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

  The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the trading symbol "RSE." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

  Unless otherwise specified in a Prospectus Supplement, the Debt Securities, when issued, will be unsecured and unsubordinated obligations of the Company and will rank pari passu in right of payment with all other unsecured and unsubordinated indebtedness of the Company.

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Securities may be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities.

                               ----------------

               The date of this Prospectus is February 6, 1997.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) from which such reports, proxy statements and other information may be obtained. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus constitutes a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission by the Company pursuant to the Exchange Act are incorporated herein by reference:

  1. Annual Report on Form 10-K for the year ended December 31, 1995.

  2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

  3. Current Report on Form 8-K, dated June 27, 1996.

  4. Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

  5. Amendment to Current Report on Form 8-K/A, dated August 14, 1996.

  6. Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

  7. Description of Contingent Stock Agreement (as herein defined) is incorporated by reference to the caption "The Contingent Stock Agreement; The Contractual Rights" contained in the Registration Statement on Form S-4 (File No. 333-1693) filed March 13, 1996, as amended.

  All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of the filing of such documents.

  Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including a beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to David L. Tripp, Vice President and Director of Investor Relations, The Rouse Company, 10275 Little Patuxent Parkway, Columbia, Maryland 21044-3456,
Telephone: (410) 992-6000.

                                  THE COMPANY

  The Rouse Company is one of the largest publicly-traded (NYSE) real estate companies in the United States. Through its subsidiaries and affiliates (collectively, with The Rouse Company, referred to as the "Company"), the Company is engaged in (i) the ownership, management, acquisition and development of income-producing and other real estate in the United States, including retail centers, office buildings, mixed-use projects, community retail centers and hotels, and the management of a retail center in Canada, and (ii) the development and sale of land to builders and other developers, primarily around Columbia, Maryland and Las Vegas (Summerlin), Nevada, for residential, commercial and industrial uses.

                                USE OF PROCEEDS

  Unless otherwise indicated in any accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth (i) the ratio of earnings to fixed charges and (ii) the ratio of earnings to combined fixed charges and Preferred stock dividend requirements of the Company for the periods indicated:

                                          NINE MONTHS
                                             ENDED
                                         SEPTEMBER 30, YEARS ENDED DECEMBER 31,
                                         ------------- ------------------------
                                          1996   1995  1995 1994 1993 1992 1991
                                         ------ ------ ---- ---- ---- ---- ----
Ratio of earnings to fixed charges
 (1)(3).................................   1.14   1.05 1.04 1.06 1.01 --   --
Ratio of earnings to combined fixed
 charges and Preferred stock dividend
 requirements (2)(4)....................   1.04    --   --   --   --  --   --

--------
(1) The ratio of earnings to fixed charges is computed by dividing fixed charges into net earnings (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle, adjusted for minority interest in earnings, amortization of interest costs previously capitalized and certain other items, plus fixed charges other than capitalized interest. Fixed charges include interest costs, the estimated interest component of rent expense and certain other items.
(2) The ratio of earnings to combined fixed charges and Preferred stock dividend requirements is computed by dividing total combined fixed charges and amounts of pre-tax earnings required to cover Preferred stock dividend requirements into net earnings (loss) before income taxes, extraordinary loss and cumulative effect of change in accounting principle, adjusted for minority interest in earnings, amortization of interest costs previously capitalized and certain other items, plus fixed charges other than capitalized interest. Fixed charges include interest costs, the estimated interest component of rent expense and certain other items.
(3) Total fixed charges exceeded the Company's earnings available for fixed charges by $29,449,000 and $10,347,000 for the years ended December 31, 1992 and 1991, respectively.
(4) Total combined fixed charges and Preferred stock dividend requirements exceeded the Company's earnings available for combined fixed charges and Preferred stock dividend requirements by $9,597,000 for the nine months ended September 30, 1995, and by $14,086,000, $8,934,000, $17,722,000,
    $29,449,000 and $10,347,000 for the years ended December 31, 1995, 1994,
    1993, 1992 and 1991, respectively.

                          DESCRIPTION OF COMMON STOCK

GENERAL

  The following summary of certain terms and provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Maryland General Corporation Law (the "MGCL") and to the terms and provisions of the Amended and Restated Articles of Incorporation, as amended, including all Articles Supplementary thereto, of the Company (the "Charter") and the By-laws, as amended, of the Company (the "Bylaws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

  The Charter authorizes the issuance of 250,000,000 shares of Common Stock and, as of January 29, 1997, 66,793,633 shares of Common Stock were issued and outstanding. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

  In connection with the Company's acquisition in June 1996 (the "Hughes Acquisition") of all the outstanding equity interests in The Hughes Corporation and its affiliated partnership, Howard Hughes Properties, Limited Partnership (collectively, "Hughes"), the Company entered into an agreement (the "Contingent Stock Agreement") for the benefit of the former Hughes equity owners (or their successors) (the "Hughes Owners") pursuant to which shares of Common Stock, or under certain circumstances, Increasing Rate Cumulative Preferred Stock, par value $0.01 per share (the "Increasing Rate Preferred Stock"), of the Company may be issued to the Hughes Owners over a 14-year period ending in 2009. The number of shares of Common Stock (or, under certain circumstances, Increasing Rate Preferred Stock) that may be issued will be determined on the basis of the net cash flow generated from and the appraised value of certain assets acquired in the Hughes Acquisition. Any shares of Increasing Rate Preferred Stock, if issued, will be exchangeable, at the Company's option, for shares of Common Stock.

  The Company currently has outstanding 500,000 warrants to purchase Common Stock (the "Warrants"). Each Warrant allows the holder thereof to purchase one share of Common Stock at an exercise price of $18 per share, subject to adjustment in certain circumstances. The Warrants expire on September 23, 1997.

  The Company also has outstanding $130,000,000 aggregate principal amount of 5 3/4% Convertible Subordinated Debentures due 2002. The debentures are convertible by the holders thereof into Common Stock at a conversion price equal to $28.625 principal amount of each debenture for each share of Common Stock (subject to adjustment in certain circumstances).

DIVIDEND RIGHTS

  The holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors of the Company, after payment of, or provision for, full cumulative dividends for outstanding Preferred Stock.

VOTING RIGHTS

  Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Cumulative voting for directors is not permitted. Holders of Common Stock and Preferred Stock, when outstanding and when entitled to vote, vote as a class, except with respect to matters that (i) relate only to the rights, terms or conditions of Preferred Stock, (ii) affect only the holders of Preferred Stock or (iii) relate to the rights of the holders of Preferred Stock if the Company fails to fulfill any of its obligations regarding such stock.

LIQUIDATION RIGHTS

  Upon any dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to receive pro rata all of the Company's assets and funds remaining after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of Preferred Stock.

PREEMPTIVE RIGHTS

  Holders of Common Stock have no preemptive right to purchase or subscribe for any shares of the Company's capital stock.

SPECIAL STATUTORY REQUIREMENTS FOR CERTAIN TRANSACTIONS

  The summaries of the following statutes do not purport to be complete and are subject to and qualified in their entirety by reference to the applicable provisions of the MGCL.

  BUSINESS COMBINATION STATUTE. The MGCL establishes special requirements with respect to "business combinations" between Maryland corporations and "interested stockholders," unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger or other specified transactions between a company and an interested stockholder and requires a super-majority vote for such transactions after the end of such five-year period.

  "Interested stockholders" are all persons owning beneficially, directly or indirectly, 10% or more of the outstanding voting stock of a Maryland corporation. "Business combinations" include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts to interested stockholders or their affiliates. Unless an exemption is available, transactions of these types may not be consummated between a Maryland corporation and an interested stockholder or its affiliates for a period of five years after the date on which the stockholder first became an interested stockholder and thereafter may not be consummated unless recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by all holders of outstanding shares of voting stock other than the interested stockholder. A business combination with an interested stockholder which is approved by the board of directors of a Maryland corporation at any time before an interested stockholder first becomes an interested stockholder is not subject to the five-year moratorium or special voting requirements. The Bylaws specifically provide that the foregoing provisions apply to any such business combination with the Company. An amendment to a Maryland corporation's charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. Any such amendment is not effective until 18 months after the vote of stockholders and does not apply to any business combination of a corporation with a stockholder who was an interested stockholder on the date of the stockholder vote. The Company has not adopted any such amendment to its charter.

  CONTROL SHARE ACQUISITION STATUTE. The MGCL imposes limitations on the voting rights of shares acquired in a "control share acquisition." The Maryland statute defines a "control share acquisition" at the 20%, 33 1/3% and 50% acquisition levels, and requires a two-thirds stockholder vote (excluding shares owned by the acquiring person and certain members of management) to accord voting rights to stock acquired in a control share acquisition. The statute also requires Maryland corporations to hold a special meeting at the request of an actual or proposed control share acquirer generally within 50 days after a request is made with the submission of an "acquiring person statement," but only if the acquiring person (a) posts a bond for the cost of the meeting and (b) submits a definitive financing agreement to the extent that financing is not provided by the acquiring person. In addition, unless the charter or bylaws provide otherwise, the statute gives the Maryland corporation, within certain time limitations, various redemption rights if there is a stockholder vote on the issue and the grant of voting rights is not approved, or if an "acquiring person statement" is not delivered to the target within ten days following a control share acquisition. Moreover, unless the charter or bylaws provide otherwise, the statute provides that, if, before a control share acquisition occurs, voting rights are accorded to control shares which result in the acquiring person having majority voting power, then minority stockholders have appraisal rights. An acquisition of shares may be exempted from the control share statute provided that a charter or bylaw provision is adopted for such purpose prior to the control share acquisition. The Bylaws specifically provide that the statutory provisions relating to control share acquisitions do not apply.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is The Bank of New York, New York, New York.

                        DESCRIPTION OF PREFERRED STOCK

GENERAL

  The following summaries of certain terms and provisions of the Preferred Stock do not purport to be complete and are subject to, and qualified in their entirety by reference to, the MGCL and the terms and provisions of the Charter, including the Articles Supplementary setting forth the particular terms of (i) the Increasing Rate Preferred Stock and (ii) the 10.25% Junior Preferred Stock, Series 1996 (the "Junior Preferred Stock"), and to the Bylaws, copies of which are incorporated by reference into the Registration Statement of which this Prospectus forms a part.

  The Charter authorizes the issuance of 50,000,000 shares of Preferred Stock, of which (i) 10,000,000 shares have been classified as Increasing Rate Cumulative Preferred Stock and (ii) 37,362 shares have been classified as 10.25% Junior Preferred Stock, 1996 Series. Preferred Stock may be issued from time to time in one or more series, without stockholder approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions as shall be established by the Board of Directors of the Company. Thus, without stockholder approval, the Company could authorize the issuance of Preferred Stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of Common Stock.

  The particular terms of any series of Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series of Preferred Stock. At any time that any series of Preferred Stock is authorized, the Board of Directors of the Company or a duly authorized Committee of such Board of Directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of such series, as well as the number of shares constituting such series and the designation thereof. The description of the terms of a particular series of Preferred Stock that will be set forth in a Prospectus Supplement does not purport to be complete and will be qualified in its entirety by reference to the Articles Supplementary relating to such series.

  Currently, no shares of Increasing Rate Preferred Stock are issued and outstanding, and one share of Junior Preferred Stock is issued and outstanding.

INCREASING RATE PREFERRED STOCK

  GENERAL. On February 22, 1996, the Board of Directors of the Company authorized the Company to classify and issue the Increasing Rate Preferred Stock as part of the 50,000,000 shares of authorized Preferred Stock. The Increasing Rate Preferred Stock is issuable only in connection with the Hughes Acquisition and only to Hughes Owners. Pursuant to the terms of the Contingent Stock Agreement, the Company will be obligated to issue and deliver shares of Increasing Rate Preferred Stock to Hughes Owners if the Company is unable to issue and deliver shares of Common Stock to them or if the representatives of the Hughes Owners (which representatives have been appointed under the Contingent Stock Agreement (the "Representatives")) require the Company to issue and deliver such shares of Increasing Rate Preferred Stock following certain events of default under the Agreement. The Company's contingent obligation to issue and deliver shares of Increasing Rate Preferred Stock to Hughes Owners will terminate if and when the Company's stockholders approve the issuance of Common Stock to the Hughes Owners in accordance with the rules of the NYSE; provided that such termination will not apply to (i) any obligation to issue and deliver such shares prior to such termination and (ii) any obligation to issue and deliver such shares if the Representatives so require following certain events of default under the Contingent Stock Agreement. Pursuant to the Contingent Stock Agreement, the Company is required to use its reasonable efforts to obtain such stockholder approval prior to July 15, 1997.

  If and when issued, the Increasing Rate Preferred Stock will be validly issued, fully paid and nonassessable. The holders of Increasing Rate Preferred Stock will have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Increasing Rate Preferred Stock will not be subject to any sinking fund. Unless exchanged for Common Stock or redeemed, the Increasing Rate Preferred Stock will have a perpetual term, with no maturity. The shares of Common Stock issuable upon the exchange of Increasing Rate Preferred Stock will be listed on the NYSE.

  RANKING. The Increasing Rate Preferred Stock will rank pari passu with any Parity Stock (as defined below) and will rank senior to the Junior Preferred Stock, the Common Stock and any other Junior Stock (as defined below) with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up.

  While any shares of Increasing Rate Preferred Stock are outstanding, unless the Company first obtains the consent of the Representatives or the consent of the holders of at least 66 2/3% of the outstanding shares of Increasing Rate Preferred Stock, the Company may not, either directly or indirectly or through a merger or consolidation of the Company with another entity (a "Rouse Merger"), (i) issue (or approve the issuance of) or increase the authorized number of shares of any Parity Dividend Stock, Parity Liquidation Stock or Prior Stock (as such terms are defined below), (ii) declare, pay or set apart funds for the payment of any dividends (other than dividends payable in Junior Stock) or make any other distribution on or with respect to shares of Junior Stock, (iii) declare, pay or set apart funds for the payment of any dividends (other than dividends payable in Junior Stock) or make any other distribution on or with respect to shares of Parity Dividend Stock or Parity Liquidation Stock, unless simultaneously therewith a proportionate dividend on the Increasing Rate Preferred Stock is ratably distributed or (iv) redeem, retire or otherwise acquire for value or set apart any funds for the redemption or purchase of any shares of Junior Stock (other than Common Stock to effect an Exchange (as defined below)) or any warrant, option or right to acquire shares thereof.

  "Junior Stock" means the Common Stock and any other capital stock of the Company ranking junior to the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, or with respect to the payment of dividends.

  "Parity Dividend Stock" means any capital stock of the Company ranking on a parity with the Increasing Rate Preferred Stock with respect to the payment of dividends.

  "Parity Liquidation Stock" means any capital stock of the Company ranking on a parity with the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary.

  "Parity Stock" means any capital stock of the Company ranking on a parity with the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, or with respect to the payment of dividends.

  "Prior Stock" means any capital stock of the Company ranking prior to the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, or with respect to the payment of dividends.

  DIVIDENDS. Holders of shares of Increasing Rate Preferred Stock will be entitled to receive for each such share, when and as declared by the Board of Directors of the Company, out of funds of the Company legally available for payment, cumulative cash dividends on the Liquidation Value (as defined below) of such share at the Dividend Rate (as defined below). Dividends on the Increasing Rate Preferred Stock will be payable semi-annually (each, a "Dividend Payment Date") at such rate on the first business day following the end of each six-month period beginning January 1 and July 1 of each year (each such six-month period, a "Dividend Period"). Dividends will be payable to holders of record as they appear on the stock records of the Company at the close of business 15 days prior to the end of the applicable Dividend Period. Dividends on shares of Increasing Rate Preferred Stock (whether or not earned or declared) will accrue from the date of issuance of such shares (the "Issue Date") until such shares are redeemed or exchanged as described below. Dividends will be cumulative from the Issue Date, whether or not in any Dividend Period or Periods there are funds of the Company legally available for the payment of such dividends. Accumulations of dividends on shares of Increasing Rate Preferred Stock will not bear interest.

  Unless all accrued and unpaid dividends on Increasing Rate Preferred Stock have been paid in full or funds sufficient for such payment have been set apart therefor, the Company may not (i) pay or set apart funds for the payment of any dividend with respect to any Junior Dividend Stock (as defined below), (ii) pay or set apart funds for the payment of any dividend with respect to any Parity Dividend Stock, other than pro rata with, and recognizing all accrued and unpaid dividends on, the Increasing Rate Preferred Stock and all other classes or series of Parity Dividend Stock, (iii) make any distribution (other than in Junior Dividend Stock) on, redeem or purchase any Junior Liquidation Stock or (iv) make any distribution on, redeem or purchase any Parity Liquidation Stock.

  To the extent that the Company does not have sufficient funds to pay (or set apart for payment) the full amount of accrued but unpaid dividends on the Increasing Rate Preferred Stock on any given Dividend Payment Date, any payments made (or funds set apart for such payments) by the Company in respect of such dividends will be made ratably to the holders of such Increasing Rate Preferred Stock in proportion to the number of shares held by them.

  "Base Rate" means (i) with respect to the Dividend Period during which Rouse issues shares of Increasing Rate Preferred Stock for the first time, the dividend rate, as determined by a nationally recognized investment banking firm selected by the Company for such purpose and reasonably acceptable to the Representatives, which would be required in order for the Company to successfully sell at par (i.e., stated liquidation value), in a private placement transaction, a class or series of its perpetual preferred stock as of such time and (ii) with respect to each subsequent Dividend Period, the dividend rate, as determined by a nationally recognized investment banking firm selected by the Company for such purpose and reasonably acceptable to the Representatives, which would be required in order for the Company to successfully sell at par (i.e., stated liquidation value), in a private placement transaction, a class of its perpetual preferred stock as of the first day of such Dividend Period.

  "Dividend Rate" means a rate per annum equal to the Base Rate plus the Spread, in each case as in effect during a Dividend Period; provided, however, that in the event that any share of Increasing Rate Preferred Stock shall have an Issue Date other than on the first day of any Dividend Period, the Dividend Rate with respect to such share during the Dividend Period in which such Issue Date occurs shall be calculated on the basis of the applicable Dividend Rate for such Dividend Period for the period commencing with the Issue Date to and including the last day of such Dividend Period.

  "Junior Dividend Stock" means Common Stock and any other capital stock of the Company ranking junior to the Increasing Rate Preferred Stock with respect to the payment of dividends.

  "Junior Liquidation Stock" means Common Stock and any capital stock of the Company junior to the Increasing Rate Preferred Stock with respect to distributions of assets upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary.

  "Liquidation Value" means, with respect to a share of Increasing Rate Preferred Stock, $100 plus all dividends (whether or not earned or declared), accrued and unpaid on such share.

  "Spread" (i) for the Dividend Period during which Rouse issues shares of Increasing Rate Preferred Stock for the first time shall be 3.50% per annum and (ii) for each Dividend Period thereafter shall be the Spread for the immediately preceding Dividend Period plus 0.50%.

  REDEMPTION. Any holder of Increasing Rate Preferred Stock may elect to have the Company redeem all or any portion of such holder's shares on any Dividend Payment Date (the "Redemption Date") by delivering to the Company a redemption notice at least 30 but not more than 60 days prior to such Redemption Date; provided, however, that any shares subject to redemption must have been issued at least one year prior to the date of such redemption notice.

  For each share of Increasing Rate Preferred Stock to be redeemed, the Company must pay on the Redemption Date an amount equal to the sum of (i) 110% of the Liquidation Value of such share as of such Redemption Date plus (ii) all accrued and unpaid dividends (whether or not earned or declared) on such share as of such Redemption Date. In the event the Company is required to redeem shares of the Increasing Rate Preferred

Stock but does not have sufficient funds legally available to redeem all such shares, the Company must apply the funds it does have legally available to redeem on a ratable basis as many shares subject to redemption as is possible. If the Company fails to redeem all shares required to be redeemed by it on any given Redemption Date because of insufficient legally available funds, the holders of Increasing Rate Preferred Stock will be able to exercise the Special Voting Right described below.

  EXCHANGE. The Company may, at its option, exchange shares of Common Stock on any Dividend Payment Date (an "Exchange Date") for any or all shares of Increasing Rate Preferred Stock outstanding on such Exchange Date (each, an "Exchange"), provided that in connection with such Exchange, (i) the Company delivers an exchange notice at least 30 but not more than 60 days prior to such Exchange Date and (ii) on the Exchange Date, the Company pays each holder of the shares of Increasing Rate Preferred Stock to be exchanged an amount equal to all accrued but unpaid dividends on such shares to such Exchange Date. The number of shares of Common Stock to be exchanged for each share of Increasing Rate Preferred Stock will be a number equal to the Liquidation Value divided by the Current Share Value on the last day of the Dividend Period immediately preceding the Exchange Date. If, in connection with an Exchange, the Company intends to exchange fewer than all the outstanding shares of Increasing Rate Preferred Stock, the number of shares of Increasing Rate Preferred Stock to be exchanged will be determined ratably among the holders of such stock according to the respective number of shares held by them.

  LIQUIDATION. The holders of shares of Increasing Rate Preferred Stock will be entitled to receive in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Liquidation Value for each share of Increasing Rate Preferred Stock (the "Liquidation Preference"), and no more.

  Until the holders of the Increasing Rate Preferred Stock have been paid the Liquidation Preference in full, no payment may be made to any holder of Junior Liquidation Stock upon the liquidation, dissolution or winding up of the Company. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or any proceeds thereof, distributable among the holders of the shares of Increasing Rate Preferred Stock are insufficient to pay in full the Liquidation Preference, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Increasing Rate Preferred Stock ratably in accordance with the respective amounts which would be payable on such shares of Increasing Rate Preferred Stock if all amounts payable thereon were paid in full. Neither a merger or consolidation of the Company with or into another entity nor a voluntary sale, lease, conveyance, exchange or transfer of all or substantially all of the Company's assets (except in connection with a plan of liquidation, dissolution or winding up of the Company) will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

  VOTING RIGHTS. Except as described below, or except as otherwise from time to time required by applicable law, the holders of shares of Increasing Rate Preferred Stock will have no voting rights.

  Whenever (i) any accrued but unpaid dividends on the Increasing Rate Preferred Stock (whether or not earned or declared) are in arrears for at least one Dividend Period, (ii) the Company fails to effect any redemption described above or (iii) the Company fails to effect any Exchange, then (x) the number of directors then constituting the Board of Directors of the Company will be increased by one and (y) the holders of shares of Increasing Rate Preferred Stock, voting separately as a class, will have the exclusive right (the "Special Voting Right") to elect a director to fill such vacancy either (1) at a properly called special meeting of the holders of the Increasing Rate Preferred Stock called for such purpose or (2) at any annual meeting of stockholders of the Company. Holders of Increasing Rate Preferred Stock will have the right to exercise the Special Voting Right until such time as (i) all accumulated dividends on the Increasing Rate Preferred Stock shall have been paid in full, (ii) all redemptions required to be made on any Redemption Date shall have been made and (iii) all Exchanges required to be made shall have been made. In exercising the Special Voting Right, each share of Increasing Rate Preferred Stock will be entitled to one vote.

  In addition, so long as any shares of Increasing Rate Preferred Stock are outstanding, the consent of the Representatives or the affirmative vote of the holders of 66 2/3% of the shares of the Increasing Rate Preferred

Stock is required to issue any preferred stock on parity with or senior to the Increasing Rate Preferred Stock, amend the articles supplementary relating to the Increasing Rate Preferred Stock, issue or take certain actions affecting the Increasing Rate Preferred Stock or make distributions with respect to stock on parity with or junior to the Increasing Rate Preferred Stock.

  TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Increasing Rate Preferred Stock will be The Bank of New York, New York, New York.

JUNIOR PREFERRED STOCK

  GENERAL. On February 22, 1996, the Board of Directors of the Company authorized the Company to classify and issue 37,362 shares of the Junior Preferred Stock as part of the 50,000,000 shares of authorized Preferred Stock.

  In connection with the Hughes Acquisition, one share of Junior Preferred Stock was issued to a wholly-owned subsidiary of the Company and is currently outstanding.

  RANKING. The Junior Preferred Stock ranks senior to the Common Stock and junior to all other Preferred Stock (unless the terms of such Preferred Stock specifically provide that it will rank junior to or on parity with the Junior Preferred Stock), with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.

  DIVIDENDS. Holders of shares of Junior Preferred Stock are entitled to receive for each such share, when and as declared by the Board of Directors of the Company, out of funds of the Company legally available for payment, a cumulative annual cash dividend equal to the greater of (i) 10.25% of the liquidation preference of such Junior Preferred Stock (the "Liquidation Preference") or (ii) the lesser of 200% of the amount determined under clause
(i) above or the Liquidation Preference divided by the average closing price of Common Stock used to determine the exchange ratio in connection with the Hughes Acquisition (the "Multiplier") multiplied by the aggregate per share amount of all cash and non-cash dividends (other than dividends payable in Common Stock), subject to adjustment for stock splits, combinations and dividends on the Common Stock. Accumulations of dividends on shares of Junior Preferred Stock will not bear interest.

  Until all accumulated dividends are paid in full, the Company may not, without first obtaining the consent of the holders of at least 66 2/3% of the outstanding shares of Junior Preferred Stock, (i) declare or pay dividends on or make any other distribution on, or redeem or purchase or otherwise acquire for consideration any shares of the Company's capital stock ranking junior to the Junior Preferred Stock (other than such shares acquired in exchange for other shares of the Company's capital stock ranking junior to the Junior Preferred Stock), (ii) declare or pay dividends on or make any other distributions on any shares of the Company's capital stock ranking on parity with the Junior Preferred Stock other than dividends payable ratably on the Junior Preferred Stock and any other parity stock or (iii) redeem or purchase or otherwise acquire for consideration any shares of the Company's capital stock ranking on a parity with the Junior Preferred Stock, except pursuant to an offer that treats fairly and equitably all holders of Junior Preferred Stock and such parity stock.

  REDEMPTION. The Junior Preferred Stock is not subject to redemption.

  LIQUIDATION. The holders of shares of Junior Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, a liquidation preference for each share of Junior Preferred Stock equal to the greater of (i) the sum of $4,148.60 plus all accrued and unpaid dividends on such share to the date of payment and (ii) an amount equal to the Multiplier multiplied by the aggregate per share amount to be distributed to holders of Common Stock in connection with such liquidation, dissolution or winding up, in each case subject to adjustment for stock splits, combinations and dividends on the Common Stock. Until the holders of the Junior Preferred Stock have been paid their aggregate liquidation preference in full, no payment will be made to (i) any holder of the Company's capital stock ranking on a parity with the Junior Preferred Stock, except distributions made ratably on the Junior Preferred Stock and any stock ranking on parity therewith or
(ii) any holder of the Company's capital stock ranking junior to the Junior Preferred Stock.

  VOTING RIGHTS. Except as otherwise from time to time required by applicable law, the holders of shares of Junior Preferred Stock have no voting rights; however, when dividends are in arrears, a vote of 66 2/3% of the outstanding shares is required for the Company to pay distributions on or redeem any stock junior to or on parity with the Junior Preferred Stock.

  CONSOLIDATION, MERGER. In the event of a merger, consolidation or other transaction in which shares of Common Stock are exchanged for cash, stock, securities or other property, holders of Junior Preferred Stock are entitled to receive for each share of their stock the per share consideration received by holders of Common Stock multiplied by the Multiplier, subject to adjustment for stock splits, combinations and dividends on the Common Stock.

                        DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by the Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities.

  The Offered Debt Securities are to be issued under an Indenture (the "Indenture") between the Company and The First National Bank of Chicago, as trustee (the "Trustee"), a copy of which Indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture and the Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms and of those terms made a part thereof by the Trust Indenture Act. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. Certain defined terms in the Indenture are capitalized herein.

GENERAL

  The Debt Securities will be unsecured obligations of the Company.

  The Debt Securities to be offered by this Prospectus are limited to $500,000,000 in aggregate issue price. The Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of any Holder, for issuances of additional Debt Securities of such series. (Section 301) The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities.

  Reference is made to the Prospectus Supplement relating to the Offered Debt Securities for the following terms, where applicable, of the Offered Debt
Securities: (1) the title of the Offered Debt Securities or series of which they are a part; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates, or the method or methods, if any, by which such date or dates shall be determined, on which the principal of such Offered Debt Securities will be payable; (4) the rate or rates (which may be fixed, floating or adjustable) at which the Offered Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (5) the place or places where the principal of and any premium and interest on such Offered Debt Securities will be payable; (6) the period or periods within which, the price or prices at which and the terms and conditions upon which such Offered Debt

Securities may be redeemed, in whole or in part, at the option of the Company;
(7) the obligation, if any, of the Company to redeem or purchase any of such Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Offered Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (8) the denominations in which such Offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (9) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on such Offered Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be outstanding at any time); (10) if the amount of payments of principal of or any premium or interest on such Offered Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (11) if the principal of or any premium or interest on such Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than those in which the Offered Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made; (12) if other than the principal amount thereof, the portion of the principal amount of such Offered Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (13) if applicable, that such Offered Debt Securities are defeasible as provided in the Indenture; (14) whether such Offered Debt Securities are convertible into or exchangeable for Common Stock, Preferred Stock or other Securities and the terms and conditions upon which such conversion or exchange will be effected; (15) whether such Offered Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the Depositary or Depositaries for such Global Security or Global Securities and any circumstances other than those described under "Global Securities" in which any such Global Security may be transferred to, and registered and exchanged for Securities registered in the name of a Person other than the Depositary for such Global Security or a nominee thereof and in which any such transfer may be registered; (16) any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to the Offered Debt Securities; (17) the terms, if any, pursuant to which the Offered Debt Securities will be made subordinate and subject in right of payment to the prior payment in full of all Senior Indebtedness of the Company, and the definition of any such Senior Indebtedness; and (18) any other terms of such Securities not inconsistent with the provisions of the Indenture. (Section 301)

  Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities, principal of and any premium or interest on the Debt Securities will be payable, and the Debt Securities will be exchangeable and transfers thereof will be registrable, at the office of the Trustee at its principal executive offices (see "Concerning the Trustee"), provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Sections 301, 305 and 1002). Any payment of principal and any premium or interest required to be made on an Interest Payment Date, Redemption Date or at Maturity which is not a Business Day need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date or at Maturity, as the case may be, and no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date or Maturity. (Section 113)

  Unless otherwise indicated in the Prospectus Supplement relating to Offered Debt Securities, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. (Section 302). No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

  Debt Securities may be issued under the Indenture as Original Issue Discount Securities (as defined below) to be offered and sold at a substantial discount from their stated principal amount. In addition, under Treasury Regulations it is possible that Debt Securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other Debt Securities treated as issued at an original issue discount) will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means a security, including any security that does not provide for the payment of interest prior to Maturity, which is issued at a price lower than the principal amount thereof and which provides that upon redemption or acceleration of the Stated Maturity thereof an amount less than the principal amount thereof shall become due and payable. (Section
101)

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the Prospectus Supplement relating to the Offered Debt Securities. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities.

  Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary and except in the circumstances described in the Prospectus Supplement relating to the Offered Debt Securities. (Sections 204 and 305). The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series.

EVENTS OF DEFAULT

  The following are Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization; (f) a default under any bond, debenture, note, mortgage, indenture or other evidence of indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice as provided in the Indenture; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501). No Event of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder.

  The Trustee shall, within 90 days after the occurrence of a default with respect to Debt Securities of any series, give all holders of Debt Securities of such series then outstanding notice of all uncured defaults known to it (the term default to mean the events specified above without grace periods), provided that, except in the case of a default in the payment of principal of and any premium or interest on any Debt Security of any series, or in the payment of any sinking fund installment with respect to Debt Securities of any series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of all holders of Debt Securities of such series then outstanding. (Trust Indenture Act of 1939)

  If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding

Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502). For information as to waiver of defaults, see "Modification and Waiver."

  Reference is made to the Prospectus Supplement relating to each series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during the default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 601). Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

  The Company will furnish to the Trustee annually a certificate as to compliance by the Company with all conditions and covenants under the Indenture. (Section 1004)

CONSOLIDATION, MERGER AND TRANSFER OF ASSETS

  Under the Indenture, the Company may not consolidate with or merge into any corporation, or transfer its assets substantially as an entirety to any Person, unless: (i) the successor corporation or transferee assumes the Company's obligations on the Debt Securities and under the Indenture; (ii) after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing; and (iii) certain other conditions are met. (Section 901)

SATISFACTION, DISCHARGE AND DEFEASANCE

  The Prospectus Supplement will state if any defeasance provision will apply to the Offered Debt Securities.

  The Indenture, with respect to any series of Debt Securities (except for certain specified surviving obligations, including (A) any rights of registration of transfer and exchange and (B) rights to receive the principal, premium, if any, and interest on the Debt Securities) will be discharged and cancelled upon the satisfaction of certain conditions, including the following: (i) all Debt Securities of such series not theretofore delivered to the Trustee for cancellation have become due or payable, will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year and (ii) the deposit with such Trustee of an amount in the Specified Currency sufficient to pay the principal, premium, if any, and interest to the Maturity of all Debt Securities of such series. (Section
501)

  If so specified in the Prospectus Supplement with respect to Debt Securities of any series, the Company at its option, (i) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain certain offices or agencies in each Place of Payment and hold moneys for payment in trust), or (ii) will not be subject to provisions of the applicable Indenture described above under "--Consolidation, Merger and Transfer of Assets" with respect to the Debt Securities of such series, in each case if the Company irrevocably deposits with the Trustee, in trust, money or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient (in the opinion of independent public accountants) to pay all the principal (including any mandatory sinking fund payments) of, and premium, if any, and interest on, the Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. To exercise any such option, the Company is required to deliver to the applicable Trustee (1) an opinion of counsel to the effect that (a) the deposit and related defeasance would not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for federal income tax purposes, (b) the Company's exercise of such option will not cause any violation of the Investment Company Act of 1940, as amended, and (c) if the Debt Securities of such series are then listed on the NYSE, such Debt Securities would not be delisted as a result of the exercise of such option and (2) in the case of the Debt Securities of such series being discharged, a ruling received from or published by the United States Internal Revenue Service to the effect that the deposit and related defeasance would not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for federal income tax purposes.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or other Security payable upon acceleration of the Maturity thereof,
(d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, (g) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of certain defaults or (h) modify such provisions with respect to modification and waiver. (Section 902)

  The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of or premium, if any, or interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York, but without regard to principles of conflicts of law. (Section 112)

CONCERNING THE TRUSTEE

  The First National Bank of Chicago, a national banking association duly organized and existing under the laws of the United States of America, with its principal offices at One First National Plaza, Suite 0126, Chicago, Illinois 60670, will act as Trustee for the benefit of the Holders of the Debt Securities under the Indenture. The Trustee also serves as the trustee under the indenture in respect of (i) the Company's $120,000,000 aggregate principal amount of 8.5% Notes due January 15, 2003, (ii) the Company's $150,000,000 aggregate issue amount of Medium-Term Notes due Nine Months or More from Date of Issue and (iii) $141,753,000 aggregate principal amount of 9 1/4% Junior Subordinated Debentures due 2025. The Company maintains other banking relationships with the Trustee in the ordinary course of business, including maintaining a line of credit with and obtaining loans from the Trustee.

                             PLAN OF DISTRIBUTION

  The Company may sell Securities to or through one or more underwriters or dealers and also may sell Securities directly to institutional investors or other purchasers, or through agents.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the related Prospectus Supplement.

  Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

  If so indicated in the related Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

  Certain of the underwriters or agents and their associates may engage in transactions with and perform services for the Company or its affiliates in the ordinary course of their respective businesses.

  The Securities may or may not be listed on a national securities exchange (other than the Common Stock, which is listed on the NYSE). Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. No assurances can be given that there will be an active trading market for the Securities.

                                    EXPERTS

  The consolidated financial statements and schedules of the Company and its subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, incorporated by reference in this Registration Statement have been incorporated by reference in reliance upon (1) the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing, and (2) with respect to the current value basis financial statements, the report of Landauer Associates, Inc., real estate counselors and consultants, incorporated by reference herein, and upon the authority of said firm as experts in real estate consultation.

                                 LEGAL MATTERS

  The validity of the Common Stock and the Preferred Stock will be passed upon for the Company by Piper & Marbury, L.L.P., Baltimore, Maryland. The validity of the Debt Securities will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Piper & Marbury L.L.P., Baltimore, Maryland, will serve as counsel for any underwriters and agents. Piper & Marbury L.L.P. from time to time provides legal services to the Company.

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

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTA-
TIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANY-ING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRIT-ERS. THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITA-TION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OF-FER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUP-PLEMENT AND ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH IN-FORMATION.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                            Prospectus Supplement
Prospectus Summary.......................................................  S-3
Risk Factors.............................................................  S-5
The Company..............................................................  S-9
Price Range of Common Stock and Dividends................................ S-19
Use of Proceeds.......................................................... S-19
Capitalization........................................................... S-20
Selected Financial Data.................................................. S-21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-23
Description of Series B Preferred Stock.................................. S-31
Certain Income Tax Considerations........................................ S-37
Underwriting............................................................. S-39
                                  Prospectus
Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    2
The Company..............................................................    3
Use of Proceeds..........................................................    3
Ratio of Earnings to Fixed Charges.......................................    3
Description of Common Stock..............................................    4
Description of Preferred Stock...........................................    6
Description of Debt Securities...........................................   11
Plan of Distribution.....................................................   16
Experts..................................................................   16
Legal Matters............................................................   16

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                               4,000,000 Shares

                               THE ROUSE COMPANY

                             Series B Convertible
                                Preferred Stock
                            (Liquidation Preference
                               $50.00 Per Share)

                           ------------------------

                             PROSPECTUS SUPPLEMENT

                           ------------------------

                              Alex. Brown & Sons
                                 INCORPORATED
                             Goldman, Sachs & Co.
                              Merrill Lynch & Co.

                               February 20, 1997

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